AMENDED ANNUAL INFORMATION FORM
For the year ended December 31, 2017

Dated as of April 18 , 2018

AMENDED ANNUAL INFORMATION FORM – December 31, 2017

Preliminary Notes

In this amended annual information form (“AIF”) reference to the Company or Nevsun or NRL means Nevsun Resources Ltd. and all of its wholly and majority owned subsidiaries, and except as otherwise noted herein, the information in this AIF is as of December 31, 2017. We prepare the financial statements referred to in the AIF in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF or incorporated by reference.  Filings on SEDAR are also not part of this AIF or incorporated by reference except as specifically stated herein.  Additional financial and other information regarding the Company can be found in our consolidated financial statements for the year ended December 31, 2017, together with the auditors’ report thereon dated February 28, 2018 and our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2017.

All dollar amounts in this AIF are expressed in USD, unless otherwise indicated (“USD” denotes United States dollars and “CAD” denotes Canadian dollars).  All capitalized terms in this AIF not otherwise defined in the text have meanings ascribed to those terms in the Glossary and Defined Terms section below unless the context requires otherwise.

Forward-Looking Statements

This AIF contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”).  These forward-looking statements relate to future events or the Company’s future performance including anticipated developments in the Company’s continuing and future operations, and the adequacy of the Company’s financial resources and financial projections and its intentions for its Bisha Mine in Eritrea and its Timok Project in Serbia.  All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. In addition, the Bisha Technical Reports and the Updated Timok PEA contain forward-looking statements related to the Bisha Property and the Timok Property respectively. Readers are cautioned that the scientific and technical information contained in this AIF may change and caution should be used by readers in relying upon forward looking information related to the Bisha Property and the Timok Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or events to differ materially from those anticipated in such forward-looking statements. This is particularly the case with respect to forward-looking statements contained in the past Bisha Technical Reports and the Updated Timok PEA given the expected updated technical reports. These statements speak only as of the date of this AIF.

Forward-looking statements include, but are not limited to statements concerning:

  the business, prospects, and future activities of, and developments related to the Company and its Bisha Property and Timok Project;
  forecasts or outlook and guidance related to construction, exploration drilling programs and activities, production targets, timetables and estimates of capital and operating costs;
  the timing, nature and extent of future zinc, copper and gold production and recoveries, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates as set out in the Bisha Technical Reports concerning the Bisha Property and the Updated Timok PEA concerning the Timok Project;
  estimates of the quantity, quality and the realization of mineral reserves and resources, the conversion of mineral properties to reserves and resources;
  interpretation of drill results as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed;
  statements based on certain assumptions that a mineral deposit can or may be economically exploited;
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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

  dividends, goals, strategies, future growth,
  any pending litigation to which the Company is a party;
  resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing recovery rates of zinc and copper to initial design levels at the Bisha Mine;
  timing and achievement of any key milestones including, planned mineral movement at the Bisha Mine, the delivery of or timing for delivery of a Pre-Feasibility Study and a Feasibility Study on the Timok Project,
  the adequacy of financial resources and the ability of the Company to raise additional capital;
  the potential to expand resources, reserves and mine life;
  environmental, health and safety initiatives;
  future exploration budgets, plans, work programs and capital expenditures;
  integration or expansion of operations and requirements for additional capital;
  anticipated timing of grant of permits, licenses, land acquisition, construction, mining and development plans and activities;
  in-situ and ore feed grades, processing rates and net cash flows;
  metal prices and exchange rates;
  reclamation costs and unanticipated reclamation expenses;
  environmental risks;
  government regulation of mining operations and project development;
  political risks and uncertainties;
  general business and economic conditions; and
  other events or conditions that may occur in the future.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, assumptions and other factors, including, without limitation, the risks more fully described under the Section titled “Risk Factors” in Schedule “B”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause actual results to differ from what is anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Readers Regarding Disclosure of Mineral Reserves and Resource Estimates

The disclosure in this AIF uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws.  Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System.  The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the Securities and Exchange Commission (“SEC”).

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The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Consequently, mineral resource and mineral reserve information contained in this AIF is not comparable to similar information that would generally be disclosed by US companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards.

This AIF uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and US companies are generally not permitted to use these terms in documents they file with the SEC. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, readers are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. For the above reasons, information contained in this AIF containing descriptions of mineral resource and mineral reserve estimates is not comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the SEC.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses this performance measure extensively in internal decision-making processes, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team.

C1 cash cost per payable pound

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits. Royalties, depreciation, and depletion are excluded from the calculation of C1 cash cost per payable pound sold. The costs  included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits. By-product credits are an important factor in determining the C1 cash costs per pound. The Company produces byproduct metals, gold and silver, incidentally to zinc and copper production activities. Gold and silver are considered to be by-products as they generally represent less than 20% of revenues from concentrate. Additionally, copper metal may also be considered a by-product in relation to zinc sales given that revenue from sales of copper concentrate may range from 20% to 30% of total revenue. Therefore, the Company has presented its C1 cash cost per payable pound sold of zinc on both a co-product basis (with gold and silver as by-products), and on a byproduct basis (with gold, silver and copper as by-products). The presentation of both methods is intended to provide another illustrative representation of the net cost of zinc production at the Bisha Mine. Copper by-product credits are expected to vary period to period as sales quantities of copper concentrate may differ between quarters based on production quantities and the timing of shipments, and from metal prices movements. The cash cost per payable pound sold will vary depending on the volume of by-product credits and the relative price of the by-products. The C1 cash cost per payable pound sold is calculated by dividing the total costs, net of the by-product credits, by payable pounds of metal sold. The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

Glossary and Defined Terms

2013 Technical Report:	the NI 43-101 technical report on the Bisha Mine titled “Bisha Mine NI 43-101 Technical Report” with an effective date of December 31, 2013 filed March 24, 2014.
Ag:	silver.
Au:	gold.
Bisha Main:	a large precious metal (Au, Ag) and base metal rich (Cu, Zn) VMS deposit on the Bisha Property.
Bisha Mining License:	the mining license issued to BMSC in 2008 which is valid for 20 years covering an area of 16.5 square kilometers over the Bisha Main and Northwest Zone deposits.
Bisha Property:	the Company’s principal mineral property in Eritrea as more particularly described under the heading “Description of the Business”.
Bisha Technical Reports:	means, collectively the 2013 Technical Report Bisha Mine, Eritrea, effective December 31, 2013; the December 31, 2015 Mineral Resource estimate effective December 31, 2015; the December 31, 2015 Mineral Reserve estimate for Bisha and Harena effective December 31, 2015; the December 31, 2016 Mineral Resource estimate effective December 31, 2016; and Independent Technical Report 2016 Resources and Bisha Mine, Eritrea effective December 31, 2016.
BMSC:	Bisha Mining Share Company, an Eritrean entity that owns and operates the Bisha Mine and is a 60% owned indirect subsidiary of NRL with the 40% balance of the outstanding shares owned by ENAMCO.
Board:	board of directors of Nevsun Resources Ltd.
C1 cash cost:	C1 cash cost per pound is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less net by-product credits.
CIM:	Canadian Institute of Mining, Metallurgy and Petroleum.
CSAMT:	Controlled Source Audio Magneto-Telluric survey.
Cu:	copper.
EITI:	Extractive Industries Transparency Initiative.
ENAMCO:	Eritrean National Mining Corporation, an Eritrean entity owned by the State of Eritrea.
g/t:	grams per metric tonne (1,000 kilograms or 2,204 pounds).
Harena Mining License:	a conditional license issued to BMSC in 2012 for the Harena deposit and valid for 10 years, covering an area of 7.5 square kilometers located approximately 10 kilometers from the Bisha Mine.
HSE:	High Sulphidation Epithermal mineralization.
IFC:	International Finance Corporation.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

indicated mineral resource:	that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
inferred mineral resource:	that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
in-situ:	natural material in the ground prior to excavation, processing and transport.
IP:	induced polarization survey.
LG:	Lerchs-Grossmann, a method used to determine the optimal open pit limit within the ground including the mineralized material, founded in 3-dimensional graph theory and relying upon a regular system of blocks which defines the value (profit, loss) and type (ore, waste) of material contained in the blocks.
LOM:	life of mine.
measured mineral resource:	that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
mineral reserve:	the economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
mineral resource:	a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

Mining Agreement:	the mining agreement between BMSC and the Government of the State of Eritrea dated December 2007, as amended or supplemented from time to time, covering the future development and operations for the Bisha Property, including all substantive requirements of international financial institutions.
Moz:	million ounces.
Mt:	metric tonne.
Mogoraib Exploration License:	the exploration license acquired by the Company in 2012 from Sanu Resources, a subsidiary of NGEx Resources, and subsequently materially expanded in 2016 to 630 square kilometers of area located to the west and north of the Bisha Mining License.
NI 43-101:	a national instrument for the Standards of Disclosure for Mineral Projects within Canada involving a codified set of rules and guidelines for reporting and displaying information related to mineral properties.
NRL:	Nevsun Resources Ltd.
NSR:	net smelter return used in mineral resource and reserve calculations is the net value per tonne of ore, inclusive of all recoveries and costs outside the mine gate. It does not include operating costs inside the mine gate.
probable mineral reserve:	the economically mineable part of an indicated mineral resource and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
QAQC:	quality assurance quality control.
QP:	a qualified person as defined by National Instrument 43-101 (NI 43-101).
reserve:	see “mineral reserve”.
resource:	see “mineral resource”.
Run of mine (ROM):	generally ore material excavated from a mine that has not been crushed or screened.
SEC:	United States Securities and Exchange Commission.
SEDAR:	the System for Electronic Document Analysis and Retrieval (SEDAR) is a filing system developed for the Canadian Securities Administrators to facilitate the electronic filing of securities information as required by Canadian Securities Administrator; allow for the public dissemination of Canadian securities information collected in the securities filing process; and provide electronic communication between electronic filers, agents and the Canadian Securities Administrator.
SEIA:	Social and Environmental Impact Assessment.
SEMP:	Social and Environmental Management Plan.
Tabakin Exploration License:	an exploration license issued to BMSC in 2016 for a period of 10 years, covering an area of 184 square kilometers, located immediately between the Bisha Mining License and the Harena Mining License.
Updated Timok PEA:	2017 Updated Preliminary Economic Assessment of the Timok Project, Republic of Serbia effective September 1, 2017 and Technical Report.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

Timok Project:	a copper-gold development asset in eastern Serbia focused on the Cukaru Peki deposit, which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization).
TMF:	tailings management facility, historically referred to as tails storage facilities or tailings ponds.
TSX:	the Toronto Stock Exchange.
VMS:	volcanogenic massive sulphides.
VTEM:	Versatile Time-Domain Electromagnetic
Zn:	zinc.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

Corporate Structure

Name, Address and Incorporation

NRL was incorporated under the laws of the Province of British Columbia under the Companies Act (British Columbia) on July 19, 1965 under the name of “Hogan Mines Ltd.” Since inception, it has undergone four name changes until December 19, 1991 when it adopted the name of “Nevsun Resources Ltd.” NRL is governed by the Business Corporations Act (British Columbia) and its Articles.

The head office of NRL is located at 1750 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 and its registered and records office is located at 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3 and its website address is http://www.nevsun.com.

Intercorporate Relationships

The following diagram explains the intercorporate relationships among NRL, and its wholly and partially owned subsidiaries, (collectively referred to as “Nevsun” or the “Company”); the name and place of incorporation of each subsidiary; and the percentage of voting securities legally and beneficially owned:

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General Development of the Business

Three Year History

The Company’s major achievements during the past three fiscal years include:

  completing the Updated Timok PEA for its Timok Project in Serbia;
  completing the Bisha zinc expansion project on time and under budget, declaring commercial production October 1, 2016;
  completing the acquisition of Reservoir Minerals Inc. (“Reservoir”), and its ownership interest in the high-grade Timok Project on June 23, 2016;
  completing the acquisition of significant additional exploration licenses in the Bisha District which now total 814 square kilometers, up 1,891% from the previous square kilometers;
  maintaining an industry leading safety performance record at Bisha;
  generating $958 million of after-tax operating cash flows since the commencement of commercial gold, copper and zinc production;
  declaring and paying industry-leading dividends to shareholders; and
  enhancing its corporate social responsibility programs.

2017 Significant Developments

Board and Management Changes

  The Company implemented a Chief Executive Officer (CEO) succession plan with the appointment of Peter Kukielski as the new CEO in May, 2017 and retirement of Cliff Davis;
  The Company completed a planned Board renewal to reflect the Company’s growth and strategic transformation with the appointment of five experienced new directors to replace retiring directors to form a board of seven directors;
  The Company appointed a new Chief Financial Officer, a new Vice President and Project Director, Timok Projects and a Vice-President Corporate Development.

Timok Project Activities

In September, 2017 the Company announced the results of the Updated Timok PEA on the Upper Zone confirming the Upper Zone as a world-class copper-gold deposit with positive economics highlighting: a 15 year mine life producing over 2.1 billion pounds or 0.96 million tonnes of payable copper; sub-level cave mining with 3.3 million tonnes per annum conventional plan producing copper concentrate; after-tax NAV of $1.5 billion at flat $3.00 per pound copper and 8% discount rate; $630 million in pre-production capital with 50% IRR and under 1.5 year payback; established mining jurisdiction supportive of new mining investment; strong project economics support a wide range of financing alternatives; upside potential from on-license exploration and gold in pyrite concentrate.

Key milestones achieved in 2017 at the Timok Project include the completion of three phases of metallurgical test work, an extensive infill drilling program totaling 30,000 meters and the first phase of condemnation drilling, key technical mining and environmental studies, and advancement of permitting and land acquisition. As of December 31, 2017, the Company has acquired 100% of the land required for development of the exploration decline and 40% of the required private land for construction of the project.

Bisha Mine Operations

During 2017 the Company produced 210.4 million pounds of zinc in zinc concentrate at C1 cash costs of $0.97 per payable zinc pound sold on a co-product basis and $0.88 per payable zinc pound sold on a by-product basis, using net margin from copper sales as a by-product. During 2017, the Company also produced 17.5 million pounds of copper in copper concentrate at C1 cash costs of $1.72 per payable copper pound sold on a co-product basis.

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Since commissioning commenced in June 2016, the existing copper circuit and the new zinc circuit have produced approximately 320,000 dry metric tonnes (“DMT”) of commercially saleable zinc concentrate.

In the Mineral Resource estimate effective December 31, 2017, the Company updated the mineral resources and reserves for the Bisha Mine.  Bisha and Harena proven and probable primary ore reserves as of December 31, 2017 declined to 8.5 million tonnes at 6.25 percent zinc, 1.07 percent copper, 0.72 g/t gold and 47 g/t silver (see Table 3.1). At a processing rate of 2.4 million tonnes per annum, the Bisha operation now has a reserve mine life to third quarter of 2021, up from the first quarter of 2021 at the last reserve estimate.  The increase is due to a small increase of reserve in the Bisha main pit and also due to including long-term stockpiles. Bisha Main and Harena pits both have potential for expansion. Nevsun is working on the possibility of future expansion at the Bisha operation.

Exploration Activities

Timok Project (Serbia)

Upper Zone

During 2017, the company completed the 30,000 meter infill drill program on the Upper Zone and provided an update on results. Highlight assay results from new massive and new semi-massive sulphide intersections included:

  13.94% Cu and 4.91g/t Au over 20.3m, within 4.96% Cu and 2.01g/t Au over 222.8m in TC160124A
  17.97% Cu and 7.59g/t Au over 46.5m, within 5.93% Cu and 2.20g/t Au over 279.0m in TC160128A
  14.58% Cu and 12.9g/t Au over 67.5m, within 6.00% Cu and 3.79g/t Au over 256.3m in TC160130
  16.94% Cu and 9.44g/t Au over 22.5m, within 5.25% Cu and 4.69g/t Au over 163.5m in TC160133
  15.63% Cu and 12.28g/t Au over 19.5m, within 5.37% Cu and 4.94g/t Au over 177.0m in TC160142
  16.94% Cu and 6.97g/t Au over 25.5m, within 4.46% Cu and 2.38g/t Au over 280.0m in TC160146B
  20.57% Cu and 9.17g/t Au over 49.5m, within 6.77% Cu and 3.67g/t Au over 265.5m in TC160147
  15.86% Cu and 7.69g/t Au over 27.0m, within 5.18% Cu and 2.28g/t Au over 274.5m in TC170157

On October 26, the company provided an updated resource statement for the Upper Zone consisting of a Measured and Indicated resource of 28.7 million tonnes grading 3.7% Cu and 2.4g/t Au and an Inferred resource of 13.9 million tonnes grading 1.6% Cu and 0.9g/t Au.

Exploration was also initiated for new zones on Upper Zone style mineralization on the B-M Permit.

Lower Zone

During 2017, the company updated the progress on the $20 million drilling program on the Lower Zone.

Highlights of new porphyry copper intersections included:

  1.01% Cu and 0.18g/t Au over 336.1m in TC160118 (1.27% Cu equivalent)
  1.18% Cu and 0.29g/t Au over 238.7m in TC160125B (1.59% Cu equivalent)
  1.02% Cu and 0.25g/t Au over 327.0m in TC160125D (1.38% Cu equivalent)
  0.80% Cu and 0.22g/t Au over 798.1m in TC170131A (1.11% Cu equivalent)
  1.08% Cu and 0.27g/t Au over 747.4m in TC170168 (1.27% Cu equivalent)

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1.21% Cu and 0.21g/t Au over 546.0m in TC170175 (1.36% Cu equivalent) and 1.14% Cu and 0.20 g/t Au over 411.7m in TC170175 (1.28% Cu equivalent)

Bisha (Eritrea)

Updated mineral resource estimates effective December 31, 2017 (see Tables 2.1, 2.2, 2.3, 2.4, 2.5, 2.6 and 2.7) for the Bisha, Harena and Asheli deposits included:

  Indicated resources at Harena grew by 2.5Mt as a result of successful near-surface infill drilling, designed to convert Inferred resources to Indicated resources; and Inferred resources grew by 800kt as a result of a successful down-plunge resource extension program
  Bisha district Measured and Indicated resources of 36 million tonnes containing 764 million pounds copper, 3.3 billion pounds zinc, 655 thousand ounces gold and 38 million ounces silver, an increase from 2016 due to exploration success, balanced by depletion from mining, stockpile write offs, improved orebody understanding, revised metallurgical recoveries and financial inputs

At Harena, drilling highlights included:

  11.65% Cu, 4.03% Zn, 0.82g/t Au, 55g/t Ag over 18.4m in hole HX-083 extending the deposit by 150 meters to a depth of 1,100 meters
  0.37% Cu, 7.08% Zn, 0.17g/t Au, 9g/t Ag over 57.4m in hole HX-079
  0.49% Cu, 6.51% Zn, 0.43g/t Au, 29g/t Ag over 44.5m in hole HX-081
  0.76% Cu, 4.82% Zn, 0.18g/t Au, 18g/t Ag over 40.5m in hole HX-082
  0.80% Cu, 4.72% Zn, 0.27g/t Au, 15g/t Ag over 84.0m in hole HX-084

During 2017, the company also completed a 6,386 line kilometer VTEM airborne survey over an 825 square area at Bisha that highlighted numerous new untested shallow drill targets. Field review, follow-up soil and ground EM surveys and diamond drilling of these targets were initiated in later half of the year and work continues.

Dividends

NRL declared an annualized dividend of $0.04 per share, the seventh consecutive year of dividend declarations since the start of commercial production at the Bisha Mine in 2011.

Legal Update

Please refer to the section titled “Legal Proceedings” on page 62 of this AIF for the update on current legal proceedings.

Corporate Social Responsibility

The Company released its 2016 Corporate Social Responsibility Report in May highlighting its safety record of no lost time injuries; ongoing implementation of Nevsun CSR policies and ethical standards into growing Timok development team and commenced environmental and social impact assessment baseline study work;  increase of training for Eritrean workers by 19% over the prior year; continued progress on key human rights actions that reflect evolving international best practices; continued its focus on community and environmental management programs at Bisha; completed three community infrastructure projects near the Bisha Mine to enhance local water supply; taxes and royalties paid to the state of Eritrea and dividends paid to ENAMCO.

2016 Significant Developments

Acquisition

On June 23, 2016, the Company completed its acquisition of 100% of the issued and outstanding shares of Reservoir. The acquisition of Reservoir and its principal asset, its ownership interest in the Timok Project, located in eastern Serbia near the Bor Mining and Smelting complex, is the culmination of a long-term strategic objective of the Company to grow through merger and acquisition (“M&A”) transactions. The transaction fits the Company’s M&A criteria of a transformative, high quality, copper and gold project in a different geographical location. Additional benefits of the transaction include exploration potential in Serbia and Macedonia and the addition of both Freeport-McMoRan Exploration Corp. (“Freeport”) and Rio Tinto plc as major strategic partners.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

The Timok Project is focused on the Cukaru Peki deposit, which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization). The Upper Zone has an extremely high copper and gold content consisting of 1.7 million tonnes of indicated resource grading 13.5% copper and 10.4 g/t gold and 35.0 million tonnes of inferred resource grading 2.9% copper and 1.7 g/t gold.

The Timok Project is a joint venture between the Company and Freeport. The Company is the operator of the Timok Project until the occurrence of certain events and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and will solely fund the first $20 million of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study on either the Upper Zone or the Lower Zone, Freeport’s ownership in the Lower Zone will increase to 54% and the Company will own 100% of the Upper Zone and 46% of the Lower Zone. The Company and Freeport will be entitled to their pro rata share of the economic benefits of the Lower Zone, and the Company will be entitled to 100% of the economic benefits of the Upper Zone.

The acquisition of Reservoir was completed under a plan of arrangement pursuant to an arrangement agreement dated April 22, 2016 as amended on June 16, 2016 (the “Arrangement Agreement”). Under the terms of the Arrangement Agreement, each issued and outstanding common share and restricted share unit of Reservoir was exchanged for two Nevsun common shares plus CAD$2.00 in cash. The Arrangement Agreement included $135 million of funding to Reservoir (via a private placement for 19.9% of the issued shares of Reservoir and an unsecured loan).  The $135 million of funding allowed Reservoir to exercise its right of first offer (“ROFO”) with Freeport on May 3, 2016.  After exercising the ROFO, Reservoir had increased its ownership in the Upper Zone of the Timok Project to 100% and in the Lower Zone to 60.4%.  Upon completion of the plan of arrangement on June 23, 2016, Nevsun and Reservoir shareholders owned approximately 67% and 33% of the Company, respectively.  The total purchase price for the acquisition was $512,554.

Bisha Mine Operations

During 2016 the Company produced 56 million pounds of copper at C1 cash costs of $1.04 per payable pound sold as well as 90 million pounds of zinc from primary ore, generating operating cash flows before taxes of $71 million.  The Company completed its zinc expansion project on time and under budget with commercial production declared on October 1, 2016. Total project cost was approximately $78 million, compared to a budget of $100 million.

Exploration Activities

Timok Project (Serbia)

  Upper Zone – Ongoing drilling of the Upper Zone at the Timok Project confirms continuity and the high grade nature of this zone, which is part of an approximately 50,000 meter drill program for both resource infill drilling and technical drilling that will support delivery of a pre-feasibility study on the Upper Zone in September 2017.
  Lower Zone – The Company commenced an approximate 60,000 meter drill program to define higher grade areas at shallower depths and to further expand the mineralization footprint.

Bisha (Eritrea)

  During 2016 the Company announced a series of assay results for its Asheli prospect as part of its ongoing regional exploration at Bisha.  New drill results demonstrated the continuity and high grade nature of the Asheli mineralization with further expansion potential.
  Based on the prospectivity of Bisha’s VMS District, BMSC increased its total land package of exploration licenses to 814 square kilometers, up from the previous 41 square kilometers. NRL funded its share of these newly acquired exploration licenses via a $22.6 million reduction in the amount receivable from ENAMCO.
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Dividends

NRL declared an annualized dividend of $0.16 per share, the sixth consecutive year of dividend declarations since the start of commercial production at the Bisha Mine in 2011.

In September 2016, the Company adopted a Dividend Reinvestment Plan (“DRIP”) to offer shareholders an opportunity to increase their investment without additional transaction costs by reinvesting their cash dividends into additional common shares of the Company at a 3% discount to the prevailing market price.  Participation in the DRIP is optional and shareholders holding approximately 13% of the outstanding shares of the Company are currently participating in the DRIP.

Legal Update

Please refer to the section titled “Legal Proceedings” on page 62 of this AIF for the update on current legal proceedings.

Corporate Social Responsibility

The Company released its 2015 Corporate Social Responsibility Report in May highlighting its safety record of only one lost time injury and over 6.1 million hours without an incident effective date of that report; second independent human rights audit progress; training mine security on the Voluntary Principles for Security and Human Rights; community infrastructure pilot projects; local employment and training; social and environmental programs at Bisha Mine and nearby communities; taxes and royalties paid to the state of Eritrea and dividends paid to ENAMCO.

2015 Significant Developments

In 2015, the Company produced 135.9 million pounds of copper in concentrate from the Bisha Mine at C1 cash costs of $1.31 per payable pound sold which lead to earnings and operating cash flows with year-end working capital of $462 million including $434 million in cash. NRL declared an annualized dividend of $0.16 per share, representing a fifth consecutive year of increased dividend declarations since the start of commercial production at the Bisha Mine in early 2011. The Company also advanced the zinc expansion project.

Exploration drilling results at the Harena deposit during 2015 continued to demonstrate continuity of mineralization down dip and plunge and as a result, the Company announced revised mineral resources for Harena on February 17, 2016.  The Company announced that drilling at Harena added 0.5 million tonnes of indicated resource and 4.5 million tonnes of inferred resource.  It further disclosed that the total indicated resource at Harena was now 3.7 million tonnes (including in-situ 70 million pounds copper, 258 million pounds zinc, 70,000 ounces gold and 3.3 million ounces silver) and the total inferred resource was 11.0 million tonnes (including in-situ 348 million pounds copper, 952 million pounds zinc, 360,000 ounces gold and 14.4 million ounces silver).  The deposit remained open at depth with the grade and thickness of the massive sulphides increasing in the deepest tier of exploration holes.

In Q2, the Company announced the discovery of a new massive sulphide deposit at the greenfield Asheli prospect on the Mogoraib River Exploration License located 20 kilometers southwest of the Bisha processing plant. Highlight drill holes include:

  MX-052 which graded  2.29% Cu, 4.50% Zn,  0.45 g/t Au, 37 g/t Ag over  22.9 meters, including 3.67% Cu, 8.04% Zn, 0.68 g/t Au, 50 g/t Ag over 7.4 meters and 7.92% Cu, 3.89% Zn, 1.14 g/t Au, 101 g/t Ag over 2.9 meters; and
  MX-056 which graded 1.26% Cu, 6.08% Zn, 0.28 g/t Au, 26 g/t Ag over 20.9 meters including 1.71% Cu, 8.51% Zn, 0.37 g/t Au, 35 g/t Ag over 10.9 meters.

The deposit is associated with highly altered felsic volcanics and is open to expansion with numerous untested geochemical and geophysical targets occurring along at least 4 kilometers of similar stratigraphy.

The Company also provided an update on its human rights and reported that it commissioned an independent human rights impact assessment (HRIA) in 2013 which was completed in and published in April 2014 with cooperation from the State of Eritrea.

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The Company released its 2014 Corporate Social Responsibility Report in April highlighting its safety record, community engagement efforts and local employment, successful environmental management and practices, and progress on independent human rights impact assessment follow-up recommendations in training and development.

On February 3, 2015 the Company announced the updated mineral resource estimate effective December 31, 2014 for the Bisha and Harena deposits.  The Bisha primary indicated resource grew by 0.9 million tonnes and primary inferred resource grew by 0.6 million tonnes.  This primary zone growth added indicated resources of 83 million pounds of zinc and 40 million pounds of copper, and inferred resources of 96 million pounds of zinc and 21 million pounds of copper. The Harena open pit indicated resource grew by 1.4 million tonnes adding 113 million pounds of zinc and 32 million pounds of copper, and primary inferred resources increased by 6.1 million tonnes for an addition of 408 million pounds of zinc and 156 million pounds of copper.

Description of the Business

The Company’s two material properties for the purposes of NI 43-101 are the Timok Project in Serbia which hosts the copper-gold Cukaru Peki deposit on the Brestovac-Metovnica Exploration Permit (the “B-M Permit”) and the Bisha Property in Eritrea which hosts the copper-zinc-gold-silver Bisha deposit and includes potential satellite VMS deposits at Harena, Northwest, Hambok and Asheli.

The Company’s principal mining operation is the Bisha Mine which is located on the Bisha Property and is owned and operated by BMSC.  The Mining Agreement governs the development of the Bisha Property and covers an area of 46.5 square kilometers which contains the Bisha Mine and the Bisha Mining License and the Harena Mining License.  In addition, the Company owns the Mogoraib River Exploration License which covers an area of 630 square kilometers and the Tabakin Exploration License covering 184 square kilometers both adjacent to the Bisha Mining License.

The Bisha Mine

The Bisha Mine, located on the Bisha Property, is owned and operated by BMSC.  The Company is a 60% shareholder in BMSC with the remaining 40% interest held by ENAMCO.  BMSC is governed under the terms of a shareholder agreement between the Company and ENAMCO.  The Bisha Mine began commercial production of gold in February 2011 that allowed an early payback of gold phase capital and allowed for complete funding of both the copper and zinc phase expansions. The Bisha Mine transitioned from gold production to copper production in late H2 2013 and commenced commercial production of copper in December 2013 and commercial production of zinc in October 2016 following the completion of the zinc expansion project. Mining of the supergene copper ore continued until late Q2 2016 when the operation commenced processing primary ore.  The primary phase ore contains a significant amount of zinc and copper.

The Timok Project

The Timok Project is located in eastern Serbia near the Bor Mining and Smelting complex. The Timok Project is focussed on the Cukaru Peki (“Timok”) deposit which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization).  The Upper Zone has a high copper and gold content consisting of 28.7 million tonnes of Measured and Indicated resource grading 3.7% copper and 2.4 g/t gold and 13.9 million tonnes of Inferred resource grading 1.6% copper and 0.9 g/t gold.  The Timok Project is a joint venture between Nevsun and Freeport. Nevsun owns a 100% interest in the Upper Zone and currently a 60.4% interest in the Lower Zone and is the operator of the Timok Project.  Nevsun’s ownership interest in the Lower Zone will decline to 46% once a feasibility study has been prepared for either the Timok Upper or Lower Zone.

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Metal Sales

There are numerous customers for the copper and zinc concentrates and by-product gold and silver, as well as for stockpiled gold material.  Accordingly, the Company is not dependent upon any one customer.  Copper and zinc concentrates as well as stockpiled material sold as Direct Ship Ore are produced at site and transported in country by truck and trailer to the port of Massawa and then loaded into ocean freighters for transport to customers in Europe and Asia.

Methods of Production

At Bisha, the Company began processing supergene copper ore in 2013 using selective flotation to recover copper as a sulphide concentrate.  The commissioning of a zinc circuit was completed in October 2016, thereby enabling production of both high quality copper and zinc concentrates from primary ore. During 2016 the Company achieved commercial production of zinc, meeting guidance of 90 million pounds in concentrate but was not able to produce commercially viable copper concentrate from primary ore due to metallurgical challenges. During 2017, significant progress was made in solving the metallurgical issues and by year-end, saleable copper concentrate was being produced, alongside the zinc concentrate.  Lack of availability of the mobile equipment fleet impacted the total material movement during 2017 and this was addressed through the replacement of older units with newer equipment.  Maintenance practices were improved by engaging a highly skilled third party maintenance contractor and by year end, significant improvement was achieved. In 2017, 210.4 million pounds of zinc in zinc concentrate, were produced which was at the top end of revised guidance of 190-210 million pounds and 17.5 million pounds of copper in copper concentrate were produced which was below revised guidance of 20-30 million pounds.

Bisha and Harena proven and probable primary ore reserves as of December 31, 2016 declined to 9.6 million tonnes at 6.16 percent zinc, 1.05 percent copper, 0.69 g/t gold and 44.9 g/t silver.  At a processing rate of 2.4 million tonnes per annum, the Bisha operation now has a reserve mine life to mid-2021, down from approximately 8 years at the last reserve estimate. The decrease is due to the decision to mine a smaller pit at Bisha. A larger capital investment to mine a larger pit was considered, however, the Company determined that on a risk-adjusted basis this alternative was not the most prudent allocation of capital at this time. Approximately 30% of previously written-down boundary ore stockpiles have been reversed as a viable processing route has been identified that allows economic recovery of zinc only from this ore.

Skill and Knowledge

BMSC has built a management team of skilled mining, processing, exploration, maintenance, environmental, financial, and administrative personnel located at and reporting to the General Manager at the Bisha Mine.  The General Manager is in charge of mine production, the process plant and shipping facilities and exploration programs.   The specialized knowledge and skills required in all areas of mining include mining, engineering, geology, metallurgy, environmental permitting, drilling, and exploration program planning and implementation is available on-site. The Bisha Mine was the first modern mining operation in Eritrea. Training of local staff to attain and maintain the requisite skills in all aspects of mining operations remains a high priority.

Employees

In Eritrea, BMSC directly employs approximately 1,300 Eritreans and 120 expatriates at the Bisha Mine and provides a safe and supportive working environment.

The Company strives to ensure that its presence has a positive social and economic impact in all jurisdictions that it operates.

Specifically with respect to Eritrea, the spin-off effects from local suppliers for certain goods and services required by the Bisha Mine have created meaningful employment for thousands of Eritreans. Compensation for Eritreans directly employed by BMSC is well above the average wage in Eritrea. Employees are provided food and accommodations, access to medical care at the mine’s health clinic, and commuting both locally and to Asmara, at company expense. These employees also receive training and have opportunities for advancement. The use of national service labour at Bisha is not permitted, and BMSC has strong practices and procedures which include the inspection of national service discharge documentation for all Eritrean workers as a condition of pre-employment at Bisha.

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In Serbia, the newly acquired Rakita Explorations d.o.o. Bor (“Rakita”) (the legal entity that operates the Timok Project) employs approximately 97 Serbian staff and 54 expatriates at the Timok Project  The Company plans to cultivate the same strong safety culture that has been successful at its Bisha Mine in Eritrea.

Corporate Social Responsibility

The Company’s objective is to generate sustainable prosperity through its business operations which means respecting the safety and health of its employees, protecting the environment, respecting the human rights of its employees and the residents of the communities in which it operates, and contributing to the sustainable development of those communities. The Social, Environmental, Health and Safety Committee established by the Board oversees the Company’s efforts in meeting these objectives.

While not a member of the EITI, the Company supports the goals of fiscal transparency and governance and has taken the approach of disclosing payments made to governments in countries in which it operates, whether or not the host government is a member of EITI.

The Company voluntarily releases a corporate social responsibility report annually that adheres to the Global Reporting Initiative (GRI) G4.0 Core requirements. The report addresses a hybrid of general and specific sectorial information about the Bisha Mine and its relevance to annualized corporate social responsibility objectives and preliminary information on the Timok Project in Serbia.

The Company has also undertaken an independent human rights impact assessments and a follow-up audit, and implemented numerous measures and safeguards to further advance human rights at the Bisha Mine and the surrounding communities.  The Company has adopted a Human Rights Policy and has embedded mandatory training in human rights at all of its operations and development projects.  Spot audits/validation on human rights compliance for the direct workforce, contractors, subcontractors and suppliers has also been embedded into standard operating procedures.

Social Responsibility

The Company recognizes that its activities have the potential to impact the human rights of individuals affected by its business operations.  As such, the Company seeks to integrate human rights best practices into its business processes and conducts its business within a framework that promotes worker and community health and safety, environmental protection, community involvement, community benefits and quality of life for employees and their families.  The Company is committed to responsible operations and practices at all of its operations and development projects, based on national and international standards of safety, environmental management, governance and human rights and strives to ensure that the Company’s presence has a positive socio-economic impact to the national economy and the nearby local communities. Some of the Company’s social responsibility commitments and practices include:

  actively promoting understanding by all employees of the culture, language and history of the communities, regions and countries in which it operates;
  working to protect cultural heritage resources potentially affected by the Company’s activities;
  conducting activities in a manner that respects traditional-use rights, cultures, customs and social values;
  promoting job equity and equal access to employment opportunities for women;
  maintaining formal human resources practices and procedures to ensure that national service labour is prohibited and inspection and audits of national service discharge are conducted;
  building capacity by sharing environmental and social experiences and solutions with local communities and regional and national governments;
  actively consulting with local communities to identify and resolve environmental and social issues;
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  promoting the use of various grievance mechanisms to enable ongoing constructive feedback with workers and communities alike;
  procuring materials, goods and services in a manner that enhances local benefits and protects against unethical practices such as child labour and forced labour;
  investing in nearby community infrastructure projects to assist in local community development for the purposes of increasing the quality of life for its citizens;
  establishing social responsibility performance criteria; and
  monitoring and reporting performance to senior management through periodic audits.
Health and Safety

The Company recognizes that the safety and security of its employees and the communities in which it operates is an integral part of its business.  The Company strives to maintain industry leading safety performance at Bisha and Timok in order for employees and contractors of the Company to operate injury-free, regardless of what role they perform. The Company likewise has advanced its corporate responsibility initiatives to reflect evolving international standards. The company had four lost time injuries (“LTI”) at Bisha during 2017.  Bisha’s LTI Frequency Rate was 0.68 (LTI’s x 200,000/hours worked) at 31 December 2017.  Timok experienced a single lost time injury in 2017.

To achieve its health and safety objectives, the Company is training employees to work in a safe and responsible manner.  This includes:

  carrying out risk assessments for all construction and operational activities;
  conducting thorough investigations when incidents do occur to understand the underlying causes;
  taking the appropriate corrective actions to avoid recurrence of incidents;
  ensuring that health and safety performances comply with relevant legislation and regulation;
  adhering to local laws as well as international standards on law enforcement in securing its operations, particularly those that relate to the use of force; and
  carrying out risk assessments in relation to security issues at each of its project sites, ensuring that security is managed in a way that respects and protects human rights, avoids creating conflict, and addresses security threats in as peaceful a way as possible.
Environment

The Company is committed to achieving high standards of environmental responsibility in its operations and compliance with all applicable regulations and laws.

The Company is committed to devoting its resources to the goal of:

  complying with all host country environmental laws and regulations together with industry best practice standards or whichever is the more stringent of the two;
  ensuring the necessary resources are provided to support and implement the Company’s environmental policy;
  continual improvement in environmental performance by developing environmental indicators, monitoring and auditing performance, and by implementing corrective actions where needed;
  reporting externally on environmental performance and encouraging dialogue with employees, local communities and other stakeholders to promote environmental awareness;
  applying the principles of best available technology to environment management;
  reducing, re-using and recycling resources and implementing proper waste management practices;
  training, motivating and ensuring that all employees adhere to environmental protection and pollution prevention policies;
  incorporating an emergency preparedness and response system into standard operating practices; and
  monitoring and reporting on performance to senior management through periodic audits.
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Mineral Properties

The Company’s two material properties for the purpose of NI 43-101 are the Timok Project in Serbia, which hosts the copper-gold Cukaru Peki deposit contained within the B-M Permit; and the Bisha Property in Eritrea, which hosts the copper-zinc-gold Bisha deposit and includes satellite VMS deposits at Harena, Northwest, Hambok, Aderat and Asheli.

The Timok Project

The Timok Project, located in Serbia, is focused on the Cukaru Peki deposit, which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization).  Cukaru Peki is contained within the B-M Permit, held through Rakita Exploration d.o.o. (“Rakita”), a Serbian entity that is indirectly owned upstream by the Timok JVSA (BVI) Ltd., a joint venture that is owned 45% by Global Reservoir Minerals (BVI) Inc. (a 100% owned subsidiary of the Company) and 55% by Freeport International Holdings (BVI) Ltd. (a company with a dual share structure of A and B class shares, of which Global Reservoir Minerals (BVI) Inc. owns 100% of the Class A shares and 28% of the Class B shares).  The Class A shares relate to the Upper Zone and the Class B shares relate to the Lower Zone.  The Company effectively owns 100% of the Upper Zone and 60.4% of the Lower Zone through its indirect interests in both Timok JVSA (BVI) Ltd. and Freeport International Holdings (BVI) Ltd.  Nevsun’s ownership interest in the Lower Zone will decline to 46% once a feasibility study has been prepared for either the Timok Upper or Lower Zones.

Unless otherwise stated, the relevant technical and scientific information included in this AIF concerning the Timok Project is derived from the Updated Timok PEA (the 2017 Preliminary Economic Assessment of the Cukaru Peki Upper Zone Deposit) prepared by Ray Walton, PEng PEng(Rakita Exploration d.o.o.), Robert Raponi, PEng (Ausenco Canada), Andrew Jennings, PEng (Conveyor Dynamics), Lucas Hekma, PEng (Interface LLC), Riley Devlin, PEng (Struthers Technical Solutions), Martin Pittuck, CEng (SRK Consulting (UK) Ltd.), Dan Stinnette, PEng, Neil Winkelmann, FAusIMM, Jarek Jakubec, CEng, Dylan MacGregor, PEng (SRK Consulting (Canada) Inc. ), David McKay, MAIG (Phreatic Zone Ltd.), Mihajlo Samoukovic, PEng (Knight Piésold Ltd.), Peter Manojlovic, PGeo (Nevsun Resources Ltd.), effective September  1, 2017. These authors are QPs within the meaning of NI 43-101. The Updated Timok PEA is available for review on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml).

The key 2018 milestones for the Timok Upper Zone are the completion of a prefeasibility study on the Tiomk Project in late March 2018 which remains on time and budget and decline development.  The decline permit was granted on February 28, 2018 and the Company is commencing preparatory work and contracting for construction of the decline development. The Company has initiated the tendering process for the decline development during 2017.

Other key activities, including the Environmental Impact Assessment (EIA) and land acquisition, are progressing well.

The Bisha Property

The Bisha Property, located in Eritrea, hosts the Bisha Mine. The property is owned and operated by BMSC which in turn is controlled 60% by the Company and 40% by ENAMCO.  BMSC is governed under the terms of a shareholder agreement between the Company and ENAMCO.  Under Eritrean Mining Law, ENAMCO initially held a 10% free carried interest in BMSC.  In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC, the terms of which were finalized in 2011.  In December 2007, BMSC concluded a Mining Agreement with the State of Eritrea. Royalties payable to the State of Eritrea include a 5.0% royalty on precious metals and a 3.5% royalty on base metals.

The Bisha Mine on the Bisha Property began commercial production in February 2011 with approximately 784,000 ounces of gold in doré being produced from oxide mineralization until late 2013.  The Bisha Mine achieved commercial production of copper derived from supergene mineralization in December 2013 with the production of approximately 438 million pounds (198,800 tonnes) of copper during the supergene phase. The Company transitioned to production of both copper and zinc from the primary zone in Q2 2016, although challenges were encountered with copper production in a separate clean copper concentrate, the metallurgical recovery and quality of the copper concentrate produced continued to improve through 2017.  Construction and commissioning of a zinc flotation circuit required for future zinc production from the primary sulphide zone was completed on time and under budget.

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Unless otherwise stated, the relevant technical and scientific information included in this AIF concerning the Bisha Property is derived from: the 2013 Technical Report Bisha Mine, Eritrea, prepared by Paul Gribble, C. Eng., FIMMM, Chief Resource Geologist, BMSC; Jay Melnyk, P.Eng. AGP; and Peter Munro, BAppSc. Mineralurgy Pty. Ltd. effective December 31, 2013; the December 31, 2015 Mineral Resource estimate completed by Phillip Jankowski, MAusIMM (CP), (BMSC), effective December 31, 2015; the December 31,  Mineral Reserve estimate for Bisha and Harena completed by Anoush Ebrahimi, P.Eng., PhD. (SRK Consulting Canada Inc.), effective December 31, 2015; the December 31, 2016 Mineral Resource estimate completed by Phillip Jankowski, MAusIMM (CP), (BMSC), effective December 31, 2016; the Independent Technical Report 2016 Resources and Reserves Update Bisha Mine, Eritrea by Phillip Jankowski, MAusIMM (CP), (BMSC), Anoush Ebrahimi, P.Eng., PhD, Adrian Dance, PhD, FAusIMM, Christopher Elliot, FAusIMM, Neil Winkelmann, FAusIMM, Cameron Scott, PEng (SRK Consulting (Canada) Inc. and Tom Whelan, CPA (Nevsun Resources Ltd.); (collectively the “Bisha Technical Reports”). These authors are QPs as defined by NI 43-101. These Technical Reports are available for review on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml).

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Timok Project – Project Description and Location

The Timok Project is located in eastern Serbia on a gently rolling plateau between 300 and 400 meters above sea level and has a moderate-continental climate. It is located 5 kilometers south of the town of Bor, which is a regional administrative and mining centre, located approximately 250 kilometers by road southeast of Belgrade, the capital of Serbia. The site is favourably located for mining infrastructure (road, rail, power, water) and nearby the recently upgraded copper smelter complex in Bor.  The Universal Transverse Mercator System (UTM) coordinates (the World Geodetic System, 1984) of the Cukaru Peki deposit is 4874888 N and 590706 E (UTM zone 34).

Figure 1 – Timok Project Location

The original B-M Permit, exploration field no.1926, was granted to Rakita on February 28, 2012, under the terms of the 2011 Law on Mining and Geological Explorations. The Permit was originally valid until February 28, 2015 with any future extensions subject to approval by the Ministry of Natural Resources, Mining and Spatial Planning (the “Ministry of Mines”).  On February 28, 2015, the B-M Permit was renewed and was valid until February 21, 2017. A second renewal of the B-M Permit was granted in March 2017, extending the B-M Permit to February 21, 2020.  Future extensions will be subject to approval by the Ministry of Mines.

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Under the terms of the 2011 Law on Mining and Geological Explorations, 25% of the original shape of the original B-M Permit was relinquished. The relinquished area forming the southwestern and southern fringe of the original area was re-applied for under a new Exploration Permit named Brestovac-Zapad.  The Brestovac-Zapad Permit is due to expire on April 3, 2018. An application for an extension was submitted in early March 2018.

Land in the project area is mainly used for agricultural purposes, but it also includes municipal land, military land and the Bor Municipality airport. The land in the project area is divided into hundreds of small portions of land which will have to be acquired to develop the mine. Many of the land parcels are owned by the same families having been passed on through the generations.

Surface rights required for the Timok Project can be secured through property purchases, leases, easements, pre-agreements, and other contract/permission mechanisms. Purchasing properties is the preferred approach for Rakita to resolve property rights, but other mechanisms may be utilized when property purchase is not an option. The Land Acquisition Program began in 2015, and the resolution of all property rights is expected to be completed in 2019.

It is expected that surface rights will be obtained for the majority of properties prior submitting the application for the Exploitation Field Permit (aka Mining License), although not required for approval of the Mining License. Surface rights are required in advance of submitting an application for the Construction of Mining Facilities and/or Mining Works.

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Figure 2 – Brestovac-Metovnica and Bretovac-Zapad Exploration Permits

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Agreements and Encumbrances

The Serbian government levies a royalty of 5% net smelter return (‘‘NSR’’) for metallic raw materials (status as of 2011, Guide for Investors, Ministry of Natural Resources, Mining and Spatial Planning). There are additional royalties which may be due; these are individually negotiated for each mineral license.

The Brestovac portion of the Brestovac-Metovnica property to the west of Cukaru Peki is subject to a 2% NSR royalty on gold and silver and a 1% NSR royalty on other minerals pursuant to a royalty agreement (‘‘Eurasian Agreement’’).

The Metovnica portion of the Brestovac-Metovnica property which contains the Cukaru Peki deposit is subject to a 0.5% NSR sliding royalty pursuant to a royalty agreement (“Euromax Agreement”). As the Metovnica property was previously owned by Freeport, who conducted geophysics and limited drilling, the NSR royalty will not apply to any interest owned by Freeport and does not apply to the interest purchased by Reservoir through the exercise of the ROFO.

For exploration, agreements have been reached with landowners of each drill site. The agreements cover compensation for disturbance and the requirement for full rehabilitation of the site. Drill sites are photographed before commencement of the drilling, and after completion of the rehabilitation.

Significant Factors That May Affect Access, Title, or the Ability to Work

In December 2015 the Serbian Government introduced a new Law on Mining and Geological Explorations. The new Law introduces the concept of mineral and other geological resources of strategic importance, including copper.

The Timok Project is among the first of the major new mining projects to be permitted in Serbia since the Yugoslav breakup. Serbian regulators have no recent relevant experience. Until late last year, the regulatory process had been untested. The permitting process, while understood, is not fully within a project’s control. Some of the factors and conditions affecting the permitting process include the timely review of applications, availability of technical studies and design information, land acquisition, community relations and politics. There is no certainty that all conditions and requirements will be satisfied for the granting of permits and that permits will be granted on a timely basis or at all, which could affect target dates and the conclusions in this Updated Timok PEA. Target dates for obtaining permits are estimates based on information available as of this study’s effective date and are subject to change.

The Timok Project permitting process is on two separate and parallel tracks. The first permitting track involves obtaining approval to start developing the exploration decline and the associated surface based supporting infrastructure at the portal site. The other permitting effort focuses on those permits required to develop and operate the balance of the project facilities, including the portion of the underground mine extending into the deposit, the mineral processing facilities and related supporting infrastructure.

Permitting for the decline development is granted by the Ministry of Mining and Energy under the Timok Project’s existing exploration license. The proposed decline and surface infrastructure around the portal are being permitted as exploration works, not mining (exploitation) facilities. This avoids various lengthy permitting cycles that would be triggered by development of full-fledged mineral exploitation related facilities, and gives the Project an estimated one-year advance start to begin driving the decline towards the deposit. The decline permit was granted on February 28, 2018 and the Company is commencing preparatory work and contracting for construction of the decline development.

The Timok Project has started permitting the planned non-decline facilities as well, including the portion of the underground mine extending into the deposit, the mineral processing facilities and supporting infrastructure. This comprises 22 additional permitting steps, including two that are completed and five more that are in progress.

Accessibility, Climate, Infrastructure & Physiography

Accessibility

The nearby municipality of Bor is connected to the capital, Belgrade, by the A1 motorway (part of the European E75 and Pan-European Corridor X route) and the international E-road E761, from Paraćin to Zaječar. Travel time from Belgrade to Bor and the Project by road is about three and a half hours.

Locally, the Timok Project is situated five kilometers south of Bor, on the south side of state road IB n° 37. There are numerous small agricultural and forestry tracks within the permit area that are suitable for four-wheel drive vehicles.

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A regional bus service connects Bor with Belgrade and other cities and towns. Bor is integrated into the Serbian railway system and connects to Belgrade and the main lines. The line from Bor is primarily for freight, but there are regular passenger services to Belgrade. The site is also favourably situated for export freight logistics

Climate

The climate of Serbia is described as moderate-continental with local variations. The absolute maximum air temperatures are recorded in July and are in the range of 37 to 42°C for lower lying areas. The absolute minimum air temperatures are recorded in January, and range from -20 to -36°C for mountainous areas. The majority of Serbia has most rainfall during May and June, particularly in eastern Serbia, which is furthest from the influence of the Mediterranean precipitation patterns.  Exploration drilling can continue throughout the year. Other field activities are constrained by snow cover during the winter months which can extend from December to April.

Infrastructure

Bor is an active mining town and contains a regional administrative centre possessing the facilities, services and experienced workforce required for advanced mineral exploration projects. Reliable power is available with power lines passing through the B-M Permit area. Rakita Exploration d.o.o., maintains an office in on the B-M Permit area as a technical base for exploration activities on the B-M Permit and other exploration permits in the Timok region.

In January 2011 Outotec signed a contract with SNC Lavalin International to design, supply and install a new copper flash smelting furnace and related services for Rudarsko toipioničarski basen Bor d.o.o. (“RTB Bor”) in central Serbia. RTB Bor has recently upgraded the smelter capacity at Bor, utilizing a loan from the Canadian Development Bank, guaranteed by the Serbian Government. The smelter was constructed by SNC Lavalin, and commissioning work was undertaken prior to its departure in late 2015. The smelter is currently treating a mixture of concentrates from the existing RTB Bor mining operations, alongside imported concentrates from overseas.

Physiography

The relief of the Timok Project area is marked by a gently rolling plateau with elevations approximately between 300 to 400 meters above sea level. The Cukaru Peki deposit itself is at an elevation of approximately 375 meters above sea level. The Crni Vrh hills to the west of the exploration permit rise to over 1,000 meters above sea level.

In the immediate Timok Project area there is plenty of accessible flat or gently undulating land to accommodate surface processing facilities and waste storage as necessary. There are a few river valleys which are of sufficient depth to provide the necessary volume of tailings storage.

Vegetation in the area comprises mostly arable crops, some grassland and deciduous woodland.

The Timok River is the major drainage system in the project area, with multiple tributaries such as the Brestovac, Bor and Borska. It originates in the north of the Svrljig Mountains in the Carpathian-Balkan region in eastern Serbia running 203 kilometers before discharging into the Danube River. Topographic elevation within the Timok catchment ranges from 142 meters above sea level at the Timok-Danube confluence, to 1,049 meters above sea level in the upper reaches of the catchment.

The Crni Vrh plateau is incised by the southeast-flowing drainage of the Brestovac River and its tributaries, and by the Bor River in the northeast of the B-M Permit area. The Brestovac River descends from about 280 meters in the northwest corner of the property perimeter to about 160 meters, where it flows across the south boundary of the exploration permit. The highest elevation is recorded as 464 meters on the eastern margin of the property.

Anthropogenic features related to the mining activity, including waste dumps, dominate the physiography to the north of the exploration permit. The Bor open pit, approximately 2 kilometers north of the northern perimeter of the B-M Permit, is approximately 300 meters deep and 1.0 kilometer long.

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Mineral Property History

Historical Exploration and Mining to 2004

The Cukaru Peki exploration site in the B-M Permit is located five kilometers south of the Bor mining complex. Exploitation of the surface outcrops, primarily for gold, of the massive sulphide mineralization at Coka Dulkan and Tilva Ros may have commenced during the Bronze Age and again by the Romans, who were active throughout the region. Serbian investors financed prospecting and exploration at Coka Dulkan and Tilva Ros during 1897-1902, and mine development during 1903-1905. Mining commenced in 1907, and the Serbian investors sold to a French group (Society of the Bor Mines) that controlled the mines until 1941. The mines and smelter were rehabilitated after the Second World War and have operated since then under the Yugoslav, and later Serbian, state-owned companies, RTB Bor Mining and Smelting Basin Bor.

Trial mining of copper and zinc mineralization south of Brestovac village, within the Timok Project area, was undertaken from an adit and blind shaft south of Brestovac by a French group in the 1930’s, however there are only incomplete records and no meaningful recorded production.

There are records of approximately 41 RTB Bor drill holes at various locations in and near the project area from 1975 to 1988. Most drilling took place in small clusters, and targeted gravity and other geophysical anomalies. The records are not complete, and no drill core was retained. Most holes were relatively shallow, with depths less than 500 meters. The Cukaru Peki mineralization was not intersected in any drill holes from this time and no discoveries were reported, other than one hole south of Brestovac village showing enhanced gold grades in altered andesite, for which the sampling and analytical records are incomplete. This hole was followed up by an exploration program in 2006 by Eurasian Minerals, Inc. (“Eurasian”).

No effective mineral exploration was undertaken in the period 1990-2002 due to the period of political uncertainties in the former Yugoslavia and Serbia at that time. Mineral exploration resumed when the Serbian government issued exploration permits and concessions after 2002.

Historical Exploration 2004-2010

The first Brestovac exploration permit was awarded in 2004 to Southeast Europe Exploration d.o.o (“SEE”), a 100% owned subsidiary of Eurasian. In 2006, Eurasian validated the reports of gold mineralization encountered in a historical drill hole from the 1970s. Diamond drill hole BN-01 was terminated at 296.8 meters, and intersected gold and copper mineralization in the upper 60 meters including 22.4 meters at 4.51 g/t gold, and non-auriferous replacement zinc mineralization from 286-294 meters. Ground magnetometry, IP and resistivity geophysical surveys indicated an area with very high chargeability and conductivity characteristics in the so-called “Corridor Zone” extending through drill site BN-01.

In 2007, SEE became a 100% owned subsidiary of Reservoir Capital Corp. During 2007-2008, Reservoir Capital Corp. undertook further geophysics and soil geochemical surveys in the Brestovac area, and outlined a high-grade epithermal copper-gold system in the "Corridor Zone" along a strike length of 550 meters, defined by 14 drill holes (total 1,937 meters). Drill hole BN-19, at the eastern end of the Corridor close to the interpreted extension of Bor Fault, intercepted a massive sulphide zone with 24.8 meters at 0.33% copper and 0.16 g/t gold, which supported the concept that the epithermal gold mineralization of the Corridor Zone grades into a copper-rich zone.

During 2006-2009, Phelps Dodge Exploration Corp. (“PDEX”) undertook geological and large-scale IP geophysical surveys on the adjacent Metovnica exploration permit. PDEX also completed 14 drill holes (including three holes drilled during a joint venture with Euromax Resources Ltd.) in the west and south of the Metovnica exploration permit. None of these holes intersected significant mineralization.

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Geological Setting

Geologically, the region is part of the Western or Eurasian Tethyan Belt, which hosts Mesozoic to Cenozoic subduction-related gold and base metal deposits from Romania and Serbia through to Turkey, Iran and Pakistan. Locally, the Timok Metallogenic Complex has one of the highest concentrations of copper enrichment in the Belt, containing world-class examples of porphyry and high sulphidation epithermal types of copper-gold deposits, such as Bor and Majdanpek, which have an estimated historical production of some six million tonnes of copper and nearly ten million ounces of gold. The Bor cluster of deposits is hosted by Upper Cretaceous andesites and volcanoclastics that continue at least five kilometers south to Cukaru Peki, where the Cretaceous is overlain by a Miocene basin containing clastic sediments that can reach up to 600 meters in thickness.

The Cukaru Peki deposit is subdivided into an Upper Zone of high-sulphidation epithermal mineralization and the underlying Lower Zone of porphyry type mineralization which has not yet been modelled due to insufficient drill data and geometrical understanding, and is not included in current resource estimates. Despite incomplete drill coverage in the Lower Zone, there are indications of a large deposit that may be amenable to a bulk mining method. The Lower Zone is currently an exploration target that remains open to the north and at depth below the Upper Zone, with several drill hole intersections that outline the potential magnitude of the mineralized system.

The close spatial association of the high sulphidation and porphyry copper-gold mineralization at Cukaru Peki is very similar to that observed and described from the active Bor mining district, and Company geologists interpret the Lower Zone and Upper Zone mineralization at Cukaru Peki to be comparable to, respectively, the porphyry and high sulphidation mineralization in the Bor District. The porphyry style mineralization at Bor includes the Borska Reka deposit and the spatially associated high sulphidation copper gold mineralization at Bor which occurs in several deposits (Tilva Ros, Tilva Mika, Coka Dulkan, etc.) that have been mined out with past production estimated as approximately 200 Mt at 1.5% copper and 0.8 g/t gold.

Exploration History Since 2010

Since 2010 exploration in the B-M Permit was undertaken under the terms of an earn-in agreement between Reservoir Minerals Inc. and Freeport.

During 2010-2012 field work included geological mapping, geochemical surveys and large scale CSAMT and additional IP surveys. These surveys covered areas where Miocene sediments (known as the Miocene sedimentary basin target), concealed the target Upper Cretaceous volcanic rocks, as well as the Ogasu Kucajna target areas. Orientation surveys over known deposits in the Bor district were also carried out.

The CSAMT survey highlighted the position of the base of the Miocene and the location of high/low resistivity zones and potential structural zones which is over the Upper Zone deposit. The CSAMT data has been used for exploration targeting and contributed significantly to the initial (drill defined) discovery of the Cukaru Peki deposit. Drill hole to surface IP resistivity measurements were conducted around drill hole FTMC1210, but the results were not sufficiently encouraging to justify further downhole IP surveys.

During 2013-2015 field work included geological mapping, structural investigations and geochemical sampling, large scale CSAMT and IP/Resistivity surveys. A seismic experimental investigation was also carried out to establish the feasibility of the application of the seismic reflection method for investigation of mineral deposits and deep structures. Seismic data was acquired using a combination of small explosive charges placed in shallow boreholes and an accelerated weight drop. Active receiver spread consisted of 174 channels arranged in a split spread configuration.

In 2016, limited drilling was conducted during the first six months due to the Freeport sale process which was concluded in June with the Company acquiring ownership in the project and becoming the operator.  Since that time, drilling on the Upper Zone has been ramping-up with a goal of increasing the confidence in the resource model by converting the inferred resource to indicated resource with tighter spaced drilling.  Geotechnical and hydrologic drilling also commenced to determine the optimum location of potential access ramp locations and for other infrastructure and mining considerations.  Drilling was also restarted on the Lower Zone in an effort to determine areas of higher grade mineralization and to expand the known footprint of the deposit.  Limited geochemical and geophysical surveying, including borehole electromagnetic and gravity surveying was also completed.

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For 2017, the drilling aimed at improving the confidence of the Upper Zone resource was completed in Q1 and was utilized in a new resource calculation.  Lower Zone drilling continued throughout the year and was nearing completion by year end. This program continued to demonstrate the high grade, continuity and thickness of mineralization in the Lower Zone expanding the footprint of the deposit to the northwest by approximately 350 meters by 750 meters.  Regional drilling was initiated with a focus on searching for new high grade Upper Zone style mineralization. This work began utilizing routine borehole electromagnetic surveying as a guide to the drilling with some success, because the covellite in the deposit is very conductive.  Geotechnical and condemnation drilling also commenced to help with the placement of future infrastructure for the proposed mining and milling operation. A variety of soil and water geochemistry and mineralogy studies also took place, as did some gravity surveying.

Mineralization

Three  styles  of  mineralization  are  defined  at  Cukaru  Peki,  based  on  core  logging  and petrographic studies by Cvetković et al (2012) and Pačevski et al (2013):

  HSE mineralization comprising massive to semi massive sulphide and vein stockworks. The Upper Zone comprises a single coherent zone of HSE mineralization, ranging in depth from 400 to over 1,000 meters below surface. The predominant sulphides are pyrite and covellite, with minor enargite and rare bornite. The massive sulphides are generally fine-grained and often display breccia textures indicative of replacement and or open-space infill.
  Porphyry mineralization comprises quartz-sulphide vein stockwork, veinlets and disseminations of chalcopyrite and pyrite, locally bornite and with rare molybdenite. Anhydrite veins are commonly associated with this type of mineralization. This type of mineralization occurs in the Lower Zone of the Cukaru Peki deposit, at depths greater than about 1,000 meters.
  An overprinting epithermal mineralization phase is locally present where Lower Zone mineralization has been overprinted by argillic to locally advanced argillic alteration. It is transitional between the shallower high sulphidation and deeper porphyry styles. It comprises covellite-digenite-pyrite and locally enargite replacing the primary sulphides (chalcopyrite-pyrite) in porphyry style mineralization, and is associated with quartz-clay+sericite+alunite alteration assemblages.
Upper Zone

The high sulphidation style Upper Zone mineralization comprises an irregular but broadly ovoid-shaped body of mineralization with a very distinctive internal layering. The long axis of the Upper Zone mineralization plunges steeply (approximately 60°) to the northwest, whereas the internal layering generally dips shallowly (approximately 30°) to the southwest. The overall sequence progresses from a high-grade covellite-pyrite massive sulphide breccia near the top of the Upper Zone, down into a mixed zone comprising both covellite-pyrite massive to semi massive sulphide breccia and veined or brecciated advanced argillic altered andesite. With increasing depth, the proportion of massive sulphide generally decreases and the proportion of advanced argillic altered (with associated silicification) andesite increases as mineralization becomes more vein-controlled. This downward change in mineralization style broadly corresponds with decreasing copper and gold grades.

Lower Zone

The Lower Zone mineralization has significantly less drilling and thus its overall geometry is not as well constrained as the Upper Zone, particularly its lateral and depth extents. The sulphide mineralogy (chalcopyrite-pyrite, bornite and locally overprinted covellite) and distribution of potassic/phyllic/argillic alteration defines a somewhat irregular ‘upper surface’  to the porphyry mineralization; however, when looking at the copper and molybdenum assays a sub-planar grade boundary becomes apparent which dips shallowly (approximately 30°) to the west-southwest and may relate to a low angle structural control.

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Within the Lower Zone mineralization there are also distinct domains of relative lower and higher grades, these variations are possibly caused by a combination of multiple mineralization phase events related to multiple intrusive phases. Offsetting of mineralization by faults may also be locally important.

Drilling

A total of 111 holes totalling 90,739 meters were completed by Rakita at the Cukaru Peki Project as of December 14, 2015.

The drilling was performed by contractors and managed by Rakita’s geological team. The drilling program was completed by utilizing four drilling contractors: Drillex International, Geops Balkan Drilling Services, S&V Drilling Mine Services, and Geomag Drilling.

All drilling was completed by diamond core drilling–aside from hole FMTC1224 where an attempt was made to drill through the Miocene and Upper Cretaceous sedimentary cover rocks with reverse circulation drilling.  This attempt was unsuccessful and the approach abandoned.

Diamond drilling was performed with the use of a double tube with casing reducing from PQ to HQ and NQ rods at the appropriate depths.

Core was produced in 3 meter core runs and then placed by hand into an open V-rail for measurement of recovered core length, before being transported to the drill site geologist. This geologist then inspected the core before transporting the core into numbered plastic core boxes. Cut plastic blocks were used to record core depths.

All drill sites were initially located with the use of a handheld GPS with final locations recorded by a surveyor once the drilling was completed.

In 2016 diamond drilling continued at Cukaru Peki on the Upper Zone following the acquisition of the project by the Company.  A total of 12,247 meters of infill drilling was completed in 21 holes by Geops Balkan Drilling Services Ltd.  As part of the program to test areas of proposed infrastructure such as portal access location, tailings facilities and other geotechnical and hydrogeological sites for future Upper Zone mining, a further 4,581 meters of diamond drilling was completed by S&V Drilling Mine Services, Geops Balkan Drilling Services and Geomag Drilling.  For the Lower Zone, drilling also re-started with 7,004 meters in 5 holes being completed by Capital Drilling to the end of the year.  All drilling at Cukaru Peki is managed by Rakita’s geological team.

Diamond drilling was also completed in 2016 on the Rakita owned exploration licenses: Jasikovo – Durlan Potok and Leskovo.  At Jasikovo-Durlan Potok, 1,712 meters of drilling was completed in 3 holes by Geomag Drilling and Geops Balkan Drilling Services.  A total of 1,391 meters of drilling in 3 holes was completed by S&V Drilling Mine Services and Geops Balkan Drilling Services at Leskovo.  These drill programs were supervised by the geological staff of Rakita.

On the Tilva JV, (a Joint Venture with Rio Tinto funding 100% of the work), diamond drilling was completed on the Tilva Njagra property with 2 holes (2,094 meters) being completed by Capital Drilling and Geops Balkan Drilling Services and on the Coka Kupjatra property where 2,683 meters of diamond drilling was completed in 2 holes by Capital Drilling and Geomag Drilling.  This work was supervised by Tilva geologists.

At the Balkan Exploration and Mining d.o.o. (“BEM”) owned Bobija property, S&V Drilling Mine Services completed 950 meters of diamond drilling in 11 holes under the supervision of geologists from BEM.

Drilling in 2017 at the Timok Project Upper Zone was completed with a total of 17,499 meters being drilled in 24 holes by a combination of drilling contractors. A total of 41,519 meters of drilling was completed in 29 holes.  Three holes totalling 827 meters were completed for geotechnical studies, 17 holes totalling 2,176 meters were drilled for hydrogeological studies and 5030 holes were drilled totalling 3,729726 meters for studies related to the tailings storage facility, geotechnical work and hydrogeological studies.   Regional drilling that was mainly related to exploration for new lenses of Upper Zone material was conducted by various drilling contractors and totalled 7,819 meters in 11 holes.  Condemnation drilling for potential mine and mill infrastructure was completed and totalled 4,872 meters in 8 holes.

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Drilling in 2017 at the Rakita Leskovo property consisted of 219 meters of drilling in 2 holes. On the Tilva JV, diamond drilling was completed on the Nikolicevo property (3 holes, 1,947 meters), Tilva Njagra property (1 hole, 1,198 meters) and Kreljevica (1 hole, 751 meters).  Drilling on the Balkan Exploration and Mining d.o.o. (“BEM”) Bobija property consisted of 682 meters of diamond drilling in 4 holes, while at BEM’s Parlozi property diamond drilling was completed on 4 holes for 2,300 meters.  In Macedonia, 1,364 meters of drilling was completed in 7 holes at the Konjsko property.

Sampling and Analysis

All drill core is logged for core recovery and rock fracture quality at the drill site before being transported to the core storage facility for photography and geological logging. A portable hand held Niton x-ray defraction meter is used to assist with visual copper grade estimation and a Terraspec spectrometer for mineral identification. Sampling lengths are then allocated (typically 1 meter and 2 meters for the Upper Zone and Lower Zone respectively), guided by geological contacts and the core is subsequently split using a diamond core saw. Samples are placed into heavy duty plastic bags and QAQC materials are inserted into the sample stream.

2011-2013

For the 2011-2013 drill program, samples were sent for sample preparation to the Eurotest Control EAD Laboratory in Bulgaria (“ETC”). ETC was previously the laboratory of the Geological Survey of Bulgaria and then privatized in 2000. Since September 2011, the company has new purpose-built premises that house in one building the entire laboratory and processing procedures as well as management and quality control. ETC has accreditation ISO 17025 for commercial analytical laboratories valid until May 31, 2016 and also ISO 9001 certification for their quality management system.

Sample preparation involved crushing to (>)95% passing -10 mesh (2 millimeters) using a jaw crusher prior to a 400 gram split being taken and pulverized to better than 90% passing 140 mesh (140 µm) with an LM2 pulverizing ring mill.

ETC analyzed the samples for gold by Aqua Regia Digestion with AAS finish until April 2013. After this date, samples were assayed for gold by fire assay with AAS finish (which showed improved analytical performance), with high grade samples re-assayed using gravimetric finish. Copper and arsenic were assayed for by Aqua Regia with ICP-AES, with high grade copper (1-11%) re-assayed by AAS and very high grade copper (>11%) re- assayed by ICP-AES using a 0.1 gram aliquot.

2014-2015

For drilling completed subsequent to 2013, samples were sent for sample preparation to the ALS laboratory located at Bor in Serbia. Sample preparation involved crushing to (>)80% passing -10 mesh (2 millimeters) prior to a 400 gram split being taken and pulverized to better than 85% passing 140 mesh (140 µm).

Samples were sent for analysis to the ALS Laboratories in Loughrea, Ireland and (for gold only) in Rosia Montana, Romania. After March 2015 all samples were sent to ALS Loughrea. Gold was assayed for by fire assay with AAS or ICP-AES, with high grade samples re-assayed using gravimetric finish. Copper and arsenic were assayed for by Aqua Regia or 4 Acid digest with ICP-AES or ICP-MS, with high grade copper (>1%) re-assayed by ICP-AES using a 0.5 g aliquot. Both ALS Loughrea and ALS Rosia Montana are ISO 17025 accredited.

2016-2017

Following the completion of the acquisition of the Timok Project by the Company, Rakita completed assaying of backlogged samples drilled in late 2015. A total of 10 drill holes were sampled and base metals assays completed.  Rakita continued to use the same preparation and analytical laboratories as in 2015. Samples were submitted to ALS facilities in Bor, Serbia, for sample preparation (crushing and pulverizing) and then sent to ALS in Loughrea for analysis.

Copper was analyzed by inductively coupled plasma – mass spectroscopy (ICP-MS) after four-acid digestion. Higher grade copper samples containing more than 1% copper underwent repeat analysis using ICP-AES after longer sample digestion times and higher dilution. Gold was analyzed by fire assay (30 gram samples) with an ICP-AES finish.  Samples containing greater than 3 g/t gold were re-analyzed by fire assay (30 gram samples) with a gravimetric finish.

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Beginning with drill hole TC160112 drilled in August 2016, a period of transition of the analytical method protocol for gold analysis and control samples percentage within the analytical batches, started.  As in the past, all samples were analyzed for gold by fire assay (30 gram samples) with ICP-AES finish; however, samples containing greater than 9 g/t gold were re-analyzed by fire assay (30 gram samples) with a gravimetric finish.  The number of internal control samples to check laboratory precision and accuracy was increased from 10% to 17% both for copper and gold analytical batches.

Drill core samples were collected in accordance with the Company protocols that are compatible with accepted industry procedures and best practice.  Most drill core samples through the mineralized intervals were one meter in length. Beginning with drill hole TC160112 the sample interval length was increased from 1 meter to 1.5 meters.  At the Lower Zone, sample interval lengths were increased to 3 meters for the 2016 drilling.

The Company continues to conduct its own analysis of QAQC results generated by the systematic inclusion of certified reference materials, blank samples and duplicate samples. Company used well homogenized certified material prepared of project drill holes intervals in order to cover three different mineralization ranges (2 CRM with <1% copper grades, 2 CRM with copper grades for interval with 1-10% copper, and two CRM for very high grade assays >10% of copper). The analytical results from the quality control samples have been evaluated and demonstrated to conform to best practice standards.

Security of Samples

Samples are collected from the Rakita core facility by the accredited ALS laboratory in Bor on a weekly basis and transported to their facilities for preparation and assay.  Once core logging and sampling is complete, all core boxes are covered and stored in the centralized Rakita core storage building for permanent record.

Upper Zone Mineral Resource Estimate

The mineral resource statement for the Timok Project Upper Zone is shown in Table xxx below.  All drilling data available for the Project as of April 24, 2017 was made available to SRK (UK) for use in the estimate. In comparison with the previous March 2016 mineral resource estimate, the new database includes an additional 52 exploration and resource drill holes resulting in an additional 36,639 meters.  The total drilling as of April 24, 2017 consisted of 180 holes for 100,338 meters.

The mineral resource has been reported using a resource net smelter return (RscNSR) cut off value based on copper, gold and arsenic, using a copper price of $3.49/lb and gold price of $1,565/oz derived from long-term consensus forecasts with a 20% uplift as appropriate for assessing eventual economic potential of mineral resources.  Assumed technical and economic parameters were based on the results of the Updated Timok PEA,

SRK (UK) considers that the blocks with an RscNSR value greater than an operating cost of $35 have “reasonable prospects for eventual economic extraction” and can be reported as mineral resource.  SRK (UK) has determined a level in the block model (-445 mRL), based on a five-meter vertical block increment review, below which the RscNSR falls short of covering this cost. The reported mineral resource comprises all material inside the geological model above this elevation, thus excluding isolated blocks with >$35/t RscNSR below -455 mRL.

Table 9: Summary Timok Upper Zone Mineral Resource Statement (as at April 24, 2017)

Category (all domains)	Tonnes	Grade			Contained Metal
	M	% Cu	g/t Au	% As	Cu, M tonnes	Au, M ounces
Measured	2.2	8.6	5.7	0.29	0.19	0.40
Indicated	26.6	3.3	2.1	0.20	0.87	1.8
Total Measured and Indicated	28.7	3.7	2.4	0.20	1.05	2.2
Inferred	13.9	1.6	0.9	0.06	0.23	0.42

Note: totals do not match sum of individual items due to rounding.

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Bisha Mine – Project Description and Location

The Bisha Mine is located 150 kilometers west of Asmara, 43 kilometers southwest of the regional town of Akurdat and 50 kilometers north of Barentu, the regional or zone Administration Centre of the Gash-Barka District, in Eritrea.  The Universal Transverse Mercator system (UTM) coordinates (The World Geodetic System, 1984) of the centre of the Bisha Property are 1,711,000 N and 334,500 E (UTM zone 37). The following Figure 3 shows the location of the Bisha Property.

Figure 3 – Bisha Site Location

Onsite infrastructure includes two open pits (Bisha and Harena), a process plant (crushers and primary and secondary grinding mills; leach, flotation, thickener, and other tanks; and filter presses), a wet tailings storage facility and waste rock storage facilities, offices, maintenance and laboratory facilities, fuel storage areas, an on-site power plant, a 1,100 person main camp, a 225 person construction camp and an airstrip nearby.

The Bisha Property consists of the 100% BMSC owned Bisha Mining License, the Harena Mining License, the Mogoraib Exploration License and the Tabakin Exploration License.  The Bisha Property hosts the Bisha deposit, a large precious metal (Au, Ag) and base metal rich (Cu, Zn) VMS deposit currently being mined, as well as the Harena VMS deposit where a portion of the oxide gold cap mineralization was mined until mid-2013.  Additional potential satellite-feed VMS deposits include Northwest, Hambok, Aderat and Asheli.

BMSC has the exclusive right of land use in the areas comprising the BMSC mining licenses.

BMSC’s total land package of exploration licenses consists of 814 square kilometers in Eritrea’s Bisha VMS District. The exploration license area consists of two land packages:

  184 square kilometers surrounding the existing BMSC mining licenses (“Tabakin Exploration License”), providing continuous coverage for 15 kilometers over the Bisha Mine stratigraphy; and
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  630 square kilometers in the vicinity of the Bisha mine, combining new and previously relinquished property and the Mogoraib Exploration License that hosts the Hambok, Asheli and Aderat deposits.

The Tabakin Exploration License includes the area between the Bisha and Harena mining licenses and is valid until July 25, 2026 without any area relinquishments.  The Mogoraib Exploration License will be subject to a relinquishment regime for exploration licenses (three years of no relinquishment, followed by two one-year renewals with a 25% annual area reduction beginning after year three).  The first relinquishment will occur on July 25, 2019.

Annual fees are approximately $96 per square kilometer for the mining licenses and $32 per square kilometer for the exploration licenses.

Figure 4 – BMSC Resource Areas and License Map

Accessibility, Climate, Infrastructure & Physiography

Accessibility

Access to the Bisha Mine is by paved road from Asmara to Akurdat, a distance by road of 181 kilometers and then 52 kilometers from Akurdat via an all-weather road which is currently being upgraded with over 35 kilometers now paved. The drive from Asmara to the Bisha camp (also referred to as Bisha Village) takes approximately four to six hours by passenger vehicle or bus.  Asmara is the capital city of Eritrea and is serviced currently by regular scheduled international flights out of Cairo (Akurdat), Dubai and Istanbul.

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Climate

The climate is semi-arid, with elevated temperatures year-round.   During the hot season in April and May, the average temperature is +42°C.  Total annual rainfall is sparse, with between 250 millimeters and 300 millimeters.  The main rainy season is between June and September and local heavy rains can result in flash floods of the Mogoraib and Barka Rivers. Mining activities are planned on a year-round basis.

Physiography

The Bisha Property is mainly located on a flat, desert-like outwash plain.  The plain is at 560 meters above sea level and contains scattered vegetation and few trees.  Locally, steep hills and ridges rise above the plain with the Bisha, Wade, and Neve peaks reaching elevations of up to 1,226 meters above sea level.

The Bisha Property is crosscut by the Mogoraib River, a tributary of the Barka River, as well as seasonal streams that all flow northwards.  A small seasonal tributary of the Mogoraib River, the Ferektatet River, originally passed immediately over the Bisha Property but has since been diverted around the deposit.

Infrastructure

The principal port for importation of heavy equipment and shipment of concentrate is Massawa on the Red Sea coast which is about 350 kilometers from the Bisha Property.  Massawa is connected to Asmara by all-weather paved road.  The Company has a special loading system to accommodate the handling and bulk loading of both copper and future zinc concentrates onto shipping vessels.

The village of Mogoraib, located 6 kilometers from the Bisha Mine is the closest settlement and is the local administration centre for the Dighe Sub-zone within the Gash-Barka District.  The village contains a well-equipped, eight-person health centre with nursing staff capable of taking care of small medical problems.  Better-equipped hospitals are found in Akurdat and Keren.  Camp Mogoraib is a military site located just outside the village boundaries and provides basic security to the Mine area.  Basic goods are commercially available in the immediate region near the Bisha Mine at Mogoraib or Akurdat but the main centre for support is the capital city of Asmara.

Freshwater is supplied to the Bisha Property from groundwater.  Two well farms have been established by the Company, the first approximately 1 kilometer south of the open pit on the western bank of the Ferektatet River (which also serves to dewater the Bisha pit), and the second, 5 kilometers to the west, adjacent to the Mogoraib River.  Potable water sourced from the well fields is pumped to a potable water plant utilizing chlorination filtration and ultraviolet radiation treatment.

Process water is recycled within the plant as much as possible to minimize the use of fresh groundwater.  Water from the pit and seasonal water from the tailings management facility will be treated in a water treatment plant that was completed in H2 2016 to supplement and reduce the dependence on raw water although currently at lower capacity than originally planned.

Electric power for the mine and processing plant site is supplied from a diesel-fuelled power station located adjacent to the process facilities. Site communication is via a satellite communications system and includes wireless internet access at the village and administration buildings.

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Mineral Property History

The Company has no record of any previous exploration or mining activities on the property or surrounding areas prior to 1998.  In June 1998, the Company signed a prospecting license agreement with the State of Eritrea.  In 1999, this agreement was converted to an exploration license that covered an area of 49 square kilometers.  This license was expanded to an area of 224 square kilometers in 2003 and was relinquished at the time the Harena Mining License was granted.

Geological Setting

Eritrea is divided into several north or northeast trending Proterozoic terranes which are separated by major crustal sutures.  The Bisha Property is in the Nakfa Terrane which comprises low-grade metamorphosed calc-alkaline volcanics and sediments.

The VMS deposits at the Bisha Property are hosted by a bimodal sequence of volcanic rocks.  Felsic volcanics directly host and both underlie and overlie the mineralization at Bisha, Harena and Northwest deposits.  These felsic volcanics are flow dominated, indicating proximity to volcanic vents.   Mafic volcanic rocks occur deeper in the footwall to the east of the known mineralized zones.  Alteration of the felsic volcanics is often very intense with the primary mineralogy being converted to sericite and chlorite.  The Hambok deposit, in contrast to the Bisha deposits, is entirely hosted in mafic volcanic rocks.  All rock-types are variably foliated and metamorphosed.

Exploration History

Initial work on the property began in 1998 but was suspended between 1999 and late 2002 due to the border war with Ethiopia.  The Bisha deposit was discovered in November 2002 by diamond drilling geophysical and geochemical anomalies associated with a prominent gossan that locally had highly anomalous gold values.  A VMS deposit was defined and found to be overlain by a supergene copper-enriched zone and a gold-enriched gossan cap.

Between 2003 and 2006, 403 diamond drill and 33 reverse circulation holes were completed at Bisha to enable a Feasibility Study.  Additional work included mapping, geochemical sampling, trenching, ground and airborne geophysics, metallurgical test work and environmental baseline studies.  The Northwest and Harena deposits were discovered with 26 and 27 holes being drilled respectively.

No holes were drilled in 2007 and 2008 and only minor gravity surveying, geological mapping and mechanical trenching were completed.  In 2009 and 2010, 35 mainly geotechnical holes were completed at Bisha and 51 holes were completed at Harena to better define the oxide zone. Thirteen diamond drill holes were drilled to test gravity targets in the Harena area.  No significant mineralization was intersected.

In 2011, 167 diamond drill holes were drilled at Bisha for resource upgrading as well as for metallurgical and geotechnical studies.  At Harena, five regional exploration holes were drilled to test coincident gravity/EM/soil geochemical anomalies with no significant mineralization being encountered.  Drilling began to define the Northwest deposit to bring it to a maiden resource estimate.  A total of 22 holes were drilled.

In 2012 the majority of drilling was focussed on the development of the Northwest deposit.  Seventy-five holes were drilled to define a maiden resource.  At Harena, exploration diamond drilling included a total of 6 holes with one of the holes intersecting mineralization peripheral to the Harena open pit.

In 2013 diamond drilling consisted of 27,828 meters of exploration and resource development drilling at Bisha Main, the Northwest deposit and Hambok.  At Bisha, 23 holes for 6,223 meters were completed in the immediate Bisha area testing geophysical targets.  A further 8 holes tested below the northern portion of the Bisha Main deposit.  Drilling concluded at Northwest with 93 holes being completed.  At Hambok, 8 holes were completed to infill areas of the deposit that had large gaps in the geological model.  This work allowed for a new open pit constrained mineral resource estimate to be completed.

In 2014 a total of 91 drill holes were completed at Bisha and Harena, around Hambok and Aderat and near Tekewuda to complete 27,300 meters of exploration diamond drilling.  A total of 230 line kilometers of ground and 44 holes of Transient EM surveying was conducted and a 2,500 line kilometer Versatile Transient Electromagnetic (“VTEM”) survey was flown.  A significant new extension of the Harena deposit was discovered and new mineralization was found at Aderat on the Mogoraib Exploration License.

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In 2015 a total of 35,805 meters of exploration diamond drilling (72 holes), approximately 30 square kilometers of ground geophysical surveying, geophysical surveying of 85 drill holes and other geological work was completed.  Drilling at Harena continued to be successful and the deposit was further defined at depth where it remains open to further expansion.  In the immediate Bisha Mine area, exploration efforts were ramped-up, testing for extensions to the main pit deposit both along strike and at depth.  Exploration on the Mogoraib Exploration License resulted in the discovery of the Asheli deposit in mid-2015.  Drilling was suspended as per usual practice due to the annual rainy season in Q3 2015 and no further drilling was completed. However, further geological work resulted in the definition of new targets along strike and to the east of Asheli.  Further drilling was also completed at the Aderat prospect which was discovered in 2014.

In 2016 a total of 44,210 meters of diamond drilling was completed property-wide in 91 holes.  In addition, ground and borehole geophysical surveys and soil and rock sampling programs were also completed.  Forty-three holes (20,595 meters) were drilled at Bisha (21 within the pit and 22 outside of the pit), 36 holes (15,645.5 meters) were completed on the Mogoraib Exploration License (20 Asheli, 5 Shabyt, 2 Railway, 1 Bisha Village), 8 holes were drilled at Harena (6,079.5 meters) and 4 holes (1,890 meters) were completed on the Tabakin Exploration license.  Work at Bisha included testing the deposit at depth below the currently defined pit.  This work has defined the Bisha deposit at depth and will be included in the resource update in early 2017.  Condemnation drilling for potential waste dumps defined a number of altered and mineralized horizons trending south of the Bisha open pit that will be continued to be tested in 2017.  At Harena, drilling was focused on continuing to define the down-dip extension of the deposit which remains open.  Drilling at Asheli was successful in delimiting the massive sulphide intersections made in 2015 which was included in a maiden resource in early 2017.  In late 2016, a new massive sulphide lens was discovered 200 meters to the north of the main deposit at Asheli and this was the focus of further drilling in 2018.  A new VTEM airborne survey over all the new exploration ground that had not previously been surveyed was completed during 2017.

For 2017, a total of 34,481 meters of diamond drilling was completed property-wide in 79 holes.  During 2017, the exploration effort at Bisha transitioned from a focus on expanding the Harena deposit, to a regional evaluation of targets that would have the potential to become open pit operations.  This evaluation was dominated by field work that included geological mapping, soil sampling and ground geophysical surveys and was less drill intensive relative to previous years, as many areas did not have any geological or geochemical data over them.  The assessment is being guided by a large regional Versatile Time Domain Electromagnetic (“VTEM”) helicopter survey that was completed in Q1 2017.  Drilling at Asheli on the new massive sulphide lens north of the main deposit continued to intersect sporadic zones of massive sulphide, but no new definitively continuous deposit was outlined.  Forty two holes (13,991 meters) were drilled on the Mogoraib Exploration License, 14 holes (5,010 meters) were completed on the Tabakin license, 13 holes were drilled at Harena (11,052 meters) and 10 holes (4,428 meters) were completed at Bisha.  In addition, 3,098 meters of RC drilling (27 holes) was completed with 24 holes (2,742 meters) being drilled at Bisha and 3 holes (356 meters) being completed at Mogoraib.

Mineralization

Mineralization at the Bisha deposit is divided into three major zones: oxide, supergene and primary sulphide.  The host rocks are felsic volcanics that have been altered to chlorite and sericite.

Oxide

In the surficial oxide zone, deep weathering affected the primary massive sulphides producing a high-grade stratified gossanous zone that was enriched in gold.  This zone varied in composition from highly siliceous and somewhat ferruginous to a massive goethite-hematite-jarosite.  The depth of this oxidation zone was on the order of 35 meters.  The oxidation of the massive sulphides generated strong acid solutions that had progressively destroyed the sulphides and host rock.  Gold remained in the oxide zone and became concentrated.  This zone is now largely mined out.

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Supergene

As the acid solutions percolated downward, they deposited their dissolved copper at the primary sulphide interface to produce a copper-rich supergene zone. A horizon of extremely acid-leached material or “soap” was developed between the oxide and supergene/primary domains and the host rocks.  The principal copper mineral in the supergene zone was covellite.  This zone was mostly mined with its majority excavated by mid-2016, although remnants do remain for potential future minor campaign processing over the next few years.

Primary Sulphide

This zone is a typical VMS with pyrite, chalcopyrite and sphalerite mineralogy in the massive sulphide and chalcopyrite in the stringer zones.  Mining and stockpiling of primary zinc ores commenced in March 2014 and by the end of the 2016 year, stockpiles of 2.5 million tonnes of zinc ore formed part of the stockpile inventory.

The Harena deposit is also a typical massive sulphide body that has been affected by weathering.  The host rocks to the Harena deposit are intensely chloritized and sericitized hydrothermally-altered felsic volcanic rocks.  Surficial weathering processes have produced a surficial oxide/gossan zone with good gold grades underlain by a primary massive sulphide deposit.  Supergene mineralization is not well developed at Harena.  The primary massive sulphide body is currently being explored and is mainly composed of pyrite, chalcopyrite and sphalerite.  Chalcopyrite-rich stringer zones occur stratigraphically beneath the massive sulphides, some of which have high precious metal contents.

The Hambok deposit consists of a single massive sulphide lens.  Base metal values are generally higher nearer to surface along the top and outer edges of the body. The deposit is hosted by variably chloritized mafic volcanic rocks and is dominantly composed of massive pyrite with zones of finely banded chalcopyrite and sphalerite. Intervals of near massive magnetite are often found associated with the massive sulphides.

Mineralization at the Northwest Zone occurs in a series of predominantly pyrite massive sulphide lenses hosted within altered felsic volcanic rocks.  Copper and zinc-rich stringer sulphide mineralization is sporadic within the massive sulphide lenses and in stockwork zones. Some of the massive sulphides have been exposed to weathering at surface creating an oxide zone that is locally enriched in gold. Beneath these areas, some supergene copper mineralization may also be present.

The Asheli deposit consists of a massive sulphide body composed of pyrite, chalcopyrite and sphalerite with minor galena underlain by associated pyrite and pyrrhotite stringer mineralization.   A second lens of massive sulphide mineralization was intersected to the north of the main deposit in late 2016 with mineralization of a similar character but with more pyrrhotite.

Drilling

Diamond drilling at the Bisha, Harena, Northwest, Hambok and Asheli deposits has been undertaken by a variety of contractors in a number of campaigns since 2002, with Boart Longyear being the most recent supplier in 2016.  For drilling prior to 2014, please refer to the 2013 Technical Report.

Since 2015, drilling has been completed using Longyear LF90 track mounted drill rigs.  In late 2016 and early 2017, a larger Longyear LF240 drill rig capable of drilling holes in excess of 1,500 meters was employed at Harena. Holes are typically collared HQ size diameter and reduced to NQ size diameter after approximately 75 meters.  In difficult ground conditions, PQ size diameter may also be used to start holes until the broken ground conditions improve and the hole can be reduced to HQ size diameter.  All drill hole collars are surveyed and down-the-hole surveys were completed with Reflex EZ-Shot camera methods.

At the Bisha Main deposit, massive sulphide mineralization has been well defined with drilling spaced at 25 meters by 25 meters or closer in some areas.  Drilling density decreases with depth but is nominally at 100 meter centres to a depth of 600 meters where it now appears closed off.

At the Harena deposit, massive sulphide mineralization was drilled on a 30 meter by 50 meter pattern prior to 2014.  Post 2014, drilling down to a depth of 200 meters was on a 50 meter by 50 meter pattern while deeper holes were on a 100 meter by 100 meter pattern or wider.  The deposit has been traced to a depth of 1,100 meters and remains open at depth.

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At the Hambok deposit, much of the massive sulphide mineralization has been well defined with drilling spaced at 50 meters by 50 meters or closer in some areas.  Drilling density decreases with depth and the deposit remains open at depth and along strike to the north.  No drilling was completed at Hambok in 2015 or 2016.

At Northwest, the deposit is well defined with drilling spaced at 25 meters by 25 meters or closer in some areas.  Drilling density decreases with depth and the deposit is open in a number of directions. Core recovery problems in the oxide zone and supergene zone were countered by classification of this material as Inferred Resources.  No drilling was completed at Northwest during 2015 or 2016.

The Asheli deposit has been defined down to a depth of 500 meters on a 50 meter by 100 meter drill pattern.  The main deposit appears to be closed off at this depth, but new massive sulphide mineralization has been discovered about 200 meters to the north which remains open for expansion along its plunge direction.

Sampling and Analysis

For sampling programs prior to 2014, please refer to the 2013 Technical Report.

Since 2014, holes have been nominally sampled over all sulphide-bearing intervals at a target length of 1.0 meter per sample which was reduced to 0.5 meter per sample to better understand the metal zonation.  Sample intervals vary based upon mineralogical and lithological contacts. The logging geologist sets out the sample regime. Standard diamond cutting blades flushed with fresh water are used to halve the core.

Highly broken core pieces are cut along the axis if possible or the core is split using a trowel down the middle of the tray row and handpicked or scooped to ensure representative samples are obtained.  Cutting lines may be drawn on the core. The remaining half core is returned to the box and boxes stacked in numerical order by hole.

The technicians or samplers under the supervision of technicians place half of the core in individual trays laid out in numerical order.  Samples are then placed in a drying oven for 12 to 18 hours at between 80°C and 100°C. The samples then pass through a jaw crusher to greater than 75% of sample passing 10 mesh (2 millimeter) screen.  The sample is then split using a Jones-type riffle splitter to achieve a sub-sample weight of approximately 200 to 300 grams.  The sample reject is then bagged, labelled with the original sample ID and put into storage at Bisha site.  The sub-samples are pulverised to better than 85% passing 75 microns.  Samples are analyzed at the accredited on-site SGS laboratory for 37 elements.  Any result that may be used in resource calculation work is then forwarded to Genalysis. When ready for shipping, the pulps are then dispatched by courier in twenty-litre sealed plastic pails along with a sample list and sample submission form to the Genalysis laboratory in Perth, Western Australia for analysis.  Results from the Genalysis re-assay are given priority in the assay database used for resource calculation work.

Bulk density for all samples is determined using Archimedes principle. Rock samples are dried and then wrapped in foil prior to weighing in air and water.

Security of Samples

The chain-of-custody for core samples collected, analyzed and being shipped from site is as follows:

  Core is transported to the Bisha camp by Bisha personnel and placed in the core logging area.
  The logging and sample preparation area and the Bisha camp are within a fenced and guarded compound.
  Core samples are crushed, sub-sampled and pulverized and sent to the on-site SGS lab in containers of 84 samples.
  Once analyzed, selected sample intervals are placed in sealed pails.
  Each pail has a list of samples written on the outside of the container.
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  A sample submission form accompanies each pail.
  Pails are transported to Asmara in company-owned vehicles managed by BMSC.

The sample pails are submitted to the Eritrean Ministry of Energy and Mines for inspection and submission to customs, a customs seal is placed on the pails and they are shipped via air transport directly to the analytical laboratories of Genalysis.

Mineral Resource Estimate

Commencing in 2005, an initial mineral resource model for Bisha Main was constructed by AMEC.  This model was subsequently updated with new information.  In 2012, AGP Mining Consultants Inc. (“AGP”), an independent mining and geological consulting firm that had not previously reported on the Bisha Property, estimated an updated mineral resource at Bisha.  In 2012, AMEC estimated a mineral resource at Harena.  In August 2012, AGP prepared a new combined Bisha and Harena mineral reserves estimate with an effective date of May 31, 2012 with a technical report which was subsequently filed on SEDAR and EDGAR.

In late 2013, new revised updated mineral resources were estimated with an effective date of December 31, 2013 for both the Bisha and Harena deposits which took into effect mine depletion, additional drill, structural mapping and metallurgical test data, and a more refined and slightly differing approach to mineral resource modeling.  Likewise, an updated mineral resource estimate was generated for the Hambok deposit succeeding the past historic mineral resource generated by the previous owner Sanu Resources which importantly employs a constraining pit shell.  In addition, a maiden mineral resource estimate was completed for Northwest.  Details and methodology of this mineral resource estimate can be viewed more fully in the 2013 Technical Report.

The most recent Technical Report on the property is dated August 9, 2017 and contains mineral resources estimated as current at December 31, 2016.

The December 31, 2017 interpretation and estimation for Bisha was completed using diamond drilled cored holes and recent RC grade control holes.  The majority of the RC holes were drilled as part of a grade control program for the supergene copper phase beginning in 2013 while almost all the diamond drilled holes were drilled prior to May 2012.  Metallurgical recoveries used for Net Smelter Return (NSR) calculations were revised to reflect the most recent test work and process plant performance results.

Diamond drill data for the Northwest and Harena deposits include a significant proportion of drilling completed from 2012 onwards.  All data for Hambok acquired from Sanu Resources was validated before being used.

Indicated resources at Harena as at December 31, 2017 grew from the year previous by 2.5Mt as the result of a successful near-surface infill drilling program designed to convert Inferred resources to Indicated resources; and the Inferred resource grew by 920kt net as the result of a successful down-plunge resource extension program.

The Measured and Indicated resource at Bisha decreased from December 2016 due to mining and processing open pit ore and from stockpiles. Approximately 1.1Mt  of resource below the northern end of the final pit has also been removed from the resource, as it is now below the active input waste dump. A negative adjustment to the density assigned to the Zinc-Only stockpiles reflects the results of extensive density grab sampling.

Bulk density values were assigned on the basis of rock type and oxidation state, as defined by the interpreted geological wireframes. The values are based on a combination of bulk densities from the previous resource estimate and in-situ measurements in use at the mine derived during mining.

For all deposits, the estimation process involved the creation of 3D geological and mineralization shapes from interpreted cross sections, statistical domaining, flagging of database, compositing of samples, variography, and estimation of grades by ordinary kriging using search parameters optimized by kriging neighbourhood analysis. Each domain was separately estimated using the unique set of composite samples associated with that domain.

Visual and statistical validation of the copper, zinc, lead, gold, and silver grade estimates for Bisha demonstrate that the model is a reasonable representation of the input data. A comparison of the primary zinc estimate to actual production to date also demonstrated that the model is a good predictor of production.

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The mineral resource for all deposits is a global estimate representing a reliable estimate of the total contained metal at the applied cutoffs, but the block estimates are likely to vary significantly compared with the actual grade/tonnage distribution that will be achieved during selective mining and over short production periods; this variability was considered when applying resource classifications.

The mineralization at each deposit has been sufficiently drilled and sampled to allow classification as a combination of Measured, Indicated or Inferred Mineral Resource in accordance with the current CIM Definition Standards for Mineral Resources and Mineral Reserves. The classification employed reflects a practical combination of both geological knowledge and estimation quality parameters that may be more numerical in nature. This approach to classification aims to avoid creating a complex classification system.

Reasonable prospects for economic extraction of open pit resources were made by applying an NSR-based cutoff to blocks within a constraining optimized pit shell using Lerchs-Grossmann optimization; for underground resources an NSR cutoff was applied, and contiguous blocks above the cutoff reported as resources.

The assumed long-term metal prices used for the optimization work as applied to Mineral Resources are shown in the footnotes of the mineral resource tables below. These metal prices are approximately 15% higher than those used in the estimation of Mineral Reserves.

The NSR calculation and pit optimization process considers many of the parameters used in the mineral reserve estimation, as these parameters are well established within the working mine. These parameters include commodity price, budget costs for production and processing, process recoveries, concentrate grade, selling costs, and other ore-based costs. The optimization process also uses the current geotechnical model for the pit design.

For the Bisha and Harena deposits, mineralization below the pit shell described above was studied for potential for underground mining.   Full detail is provided in the December 31, 2016 Technical Report.

The following tables are based on the December 31, 2017 mineral resource statement. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resources reported here for Bisha and Harena are inclusive of Mineral Reserves.

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Table 2.1 Mineral Resource Estimate (Combined Bisha, Harena, Asheli, Northwest, Hambok and Stockpiles) Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2017

Measured						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	290			4.2	168			39	1,560
Supergene Phase	80	2.4		0.7	32	4,000		2	70
Zinc-Only Phase	1,870		3.8				158,000
Primary Phase	430	1.1	7.4	0.7	48	11,000	70,000	10	670
Total Measured	2,660					15,000	228,000	51	2,300

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase	1,020	1.5		0.2	10	33,000		6	330
Primary Phase	32,110	1.0	4.3	0.6	35	716,000	3,066,000	599	35,620
Total Indicated	33,130					749,000	3,066,000	605	35,950

Measured and Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	290			4.2	168			39	1,560
Supergene Phase	1,100	1.5		0.2	11	37,000		8	400
Zinc-Only Phase	1,870		3.8				158,000
Primary Phase	32,540	1.0	4.4	0.6	35	727,000	3,136,000	608	36,290
Total Meas & Ind	35,790					764,000	3,294,000	655	38,250

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	820			2.8	33			73	880
Supergene Phase	1,150	1.2		0.4	4	30,000		16	150
Primary Phase	29,400	1.0	5.6	0.5	27	649,000	3,602,000	456	25,280
Total Inferred	31,400					679,000	3,602,000	545	26,310

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Table 2.2 Bisha Mineral Resource Estimate Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2017

Measured						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase
Primary Phase	370	1.1	7.3	0.7	48	9,000	59,000	8	570
Total Measured	370	1.1	7.3	0.7	48	9,000	59,000	8	570

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase
Primary Phase	16,230	1.0	6.3	0.7	48	361,000	2,268,000	365	25,090
Total Indicated	16,230	1.0	6.3	0.7	48	361,000	2,268,000	365	25,090

Measured and Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase
Primary Phase	16,600	1.0	6.4	0.7	48	370,000	2,327,000	373	25,660
Total Meas & Ind	16,600	1.0	6.4	0.7	48	370,000	2,327,000	373	25,660

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Supergene Phase	730	1.2		0.1	1	19,000		2	20
Underground	1,050	0.7	8.8	0.9	47	16,000	204,000	32	1,580
Total Inferred	1,780					35,000	204,000	33	1,600

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Table 2.3 Harena Mineral Resource Estimate Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2017

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Primary Phase	6,490	0.9	3.2	0.8	35	124,000	456,000	169	7,220
Total Indicated	6,490					124,000	456,000	169	7,220

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	120			2.3	30			9	120
Primary Phase	25,860	0.9	5.2	0.5	26	531,000	2,941,000	382	21,320
Total Inferred	25,980					531,000	2,941,000	391	21,440

Table 2.4 Northwest Mineral Resource Estimate Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2014 (not updated as no change to drill information)

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase	1,020	1.47		0.2	10	33,150		10	330
Primary Phase	2,530	1.04	1.08	0.3	13	58,020	60,250	20	1,050
Total Indicated	3,550					91,170	60,250	30	1,380

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	500			3.7	18			50	300
Supergene Phase	100	0.8		3.7	19	2,000		10	70
Primary Phase	100	0.9	0.9	2.9	15	2,400	2,400	10	60
Total Inferred	700					4,400	2,400	70	430

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Table 2.5 Hambok Mineral Resource Estimate Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2014 (not updated as no change to drill information)

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Primary Phase	6,860	1.14	1.86	0.2	10	172,370	281,240	40	2,260
Total Indicated	6,860					172,370	281,240	40	2,260

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	20			1.5	17			1	10
Primary Phase	2	0.9	0.2	0.2	8	30	10	0	0
Total Inferred	22					30	10	1	10

Table 2.6 Asheli Mineral Resource Estimate Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2017

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Primary Phase	2,400	1.9	8.6	0.4	30	98,000	455,000	29	2,290
Total Inferred	2,400					98,000	455,000	29	2,290

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Table 2.7 Stockpile Mineral Resource Estimate Phil Jankowski, MAusIMM (CP), (BMSC), Effective Date: December 31, 2017

Measured						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	290			4.2	168			39	1,560
Supergene Phase	80	2.4		0.7	32	4,000		2	70
Zinc Only	1,870		3.8				158,000
Primary Phase	60	1.0	7.8	0.8	50	1,000	11,000	2	110
Total Measured	2,300					6,000	169,000	42	1,730

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Gold	210			1.2	70			8	480
Oxide Copper	310	1.4		0.2	6	10,000		2	60
Total Inferred	520					10,000		10	540

Bisha and Harena notes to be read in conjunction with the Resource tables above:

(1)	Mineral Resources are defined within an optimal LG pit shell, generated using metal prices for copper, zinc, gold and silver of $3.30/lb, $1.50/lb, $1,350/oz and $19/oz respectively using blocks of all Resource categories. The mining cost and total ore based cost (process, G&A and stockpile rehandle) applied was approximately 10% below the long term view on costs with appropriate ore haulage costs for each satellite deposit. Overall pit slopes varied from 31 deg to 44 deg for Bisha and 29 deg to 44 deg for Harena NSR cut-off ($US/t) used were:

a.	Bisha: $37.50 for Oxide Phase; $37.00 for Supergene and $38.50 for Primary Phase.

b.	Harena: $40.00 for Oxide Phase and $41.00 for Primary Phase.

(2)	Net Smelter Return values were calculated for each block using all resource categories, metal prices, recoveries, appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:

a.	Bisha oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively.

b.	Harena oxide zone: a recovery of 75% and 22% were applied for gold and silver respectively.

c.	Bisha Supergene zone; recoveries of 83.3%, 55.5% and 70% were applied for copper, gold and silver respectively.

d.	Bisha Primary zone; recoveries of copper to copper concentrate depended on estimated block grade; for Cu < 0.95, recovery was 50%; for Cu between 0.95 and 1.25, 60%; and for Cu > 1.25, 70%. Au and Ag recoveries to copper concentrate were 20% and 15% respectively to the copper concentrate; zinc recoveries to zinc concentrate were set at 80%.

e.	Harena primary zone; based on test work, recoveries were varied by mineralization domain as follows:

  Domains 101 and 103 recoveries to copper concentrate of 78% were applied for copper and recoveries of 30% and 40% were applied for gold and silver respectively. A zinc recovery to zinc concentrate of 84% was applied.
  Domain 102 recoveries to copper concentrate of 72% were applied for copper and recoveries of 30% and 40% were applied for gold and silver respectively. A zinc recovery to zinc concentrate of 84% was applied.
  Domain 110 recoveries to copper concentrate of 78% were applied for copper and recoveries of 30% and 40% were applied for gold and silver respectively. A zinc recovery to zinc concentrate of 83% was applied.
  Domains 201 and 202 recoveries to copper concentrate of 89% were applied for copper and recoveries of 30% and 40% were applied for gold and silver respectively. A zinc recovery to zinc concentrate of 73% was applied.
  Domains 210, 301 and 310 recoveries to copper concentrate of 86% were applied for copper and recoveries of 30% and 40% were applied for gold and silver respectively. A zinc recovery to zinc concentrate of 65% was applied.

(3)	Open Pit Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cut-off derived as above. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold and zero decimal places for silver. Tonnages and grades for the Inferred category are further rounded reflecting the uncertainty that attaches to this category. Contained metal for copper and zinc are rounded to the nearest million pounds for Bisha and Harena.

(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

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(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

(6)	Stockpile tonnages are included in the total given in the tables for Bisha and Harena, with their resource category generally reflecting the underlying resource category from which they were derived.

(7)	Both the Bisha and Harena Primary Inferred Resources include an Underground Resource. These were derived by defining a shape around contiguous blocks outside the optimized resource pit shell, where an overall NSR of $100 was achieved. The value of NSR $100 represents the processing cost plus approximately $60/t mining cost.

(8)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Hambok and Northwest notes to be read in conjunction with the Resource tables above:

(1)	No change has occurred to Hambok and Northwest since 2014 which used metal prices for copper, zinc, gold and silver of $3.35/lb, $1.05/lb, $1,350/oz and $23/oz, respectively. Mineral Resources are defined within an optimal LG Pit Shell. The mining cost and total ore based cost (process, G&A and stockpile rehandle) applied was approximately 10% below the long term view on costs with appropriate ore haulage costs for each satellite deposit. Overall pit slopes varied from 39 to 45 for Northwest and 40 overall for Hambok (preliminary assessment). NSR cut-off ($US/t) used were:

a.	Northwest: $40.70 for Oxide Phase, $39.70 for Supergene and Primary Phase.

b.	Hambok: $44.45 for Oxide Phase and $43.45 for Primary Phase.

(2)	Net Smelter Return values were calculated for each block using all resource categories, metal prices, recoveries, appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:

a.	Northwest oxide zone; recoveries of 88% and 22% were applied to gold and silver respectively.

b.	Northwest Supergene zone; recoveries of 87%, 46% and 50% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as the values are isolated on the fringes of the deposit.

c.	Northwest Primary zone; recoveries to copper concentrate of 87%, 36% and 29% were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 81%, 36% and 29% were applied for zinc, gold and silver respectively.

d.	Hambok oxide zone; recoveries of 88% and 22% were applied to gold and silver respectively.

e.	Hambok; recoveries to copper concentrate of 88%, 87%, 36% and 29% were applied for copper, zinc, gold and silver respectively. Preliminary metallurgical characterization studies, but not full testing, have been completed for Hambok.

(3)	Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cut-off derived as above. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold and zero decimal places for silver. Tonnages and grades for the Inferred category are further rounded reflecting the uncertainty that attaches to this category. Contained metal for copper and zinc are rounded to the nearest million pounds for Bisha and Harena.

(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

Asheli notes to be read in conjunction with the Resource table above:

(1)	Mineral Resources are defined within an interpreted massive sulphide body. No cutoffs have been applied due to the dimensions and continuity of the mineralisation, and the low confidence in the local grade estimate as reflected in the resource classification.

(2)	Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold, and zero decimal places for silver. Contained metal for copper and zinc are rounded to the nearest million pounds. Contained metal for silver is rounded to the nearest 10,000 ounces and gold is rounded to the nearest 1,000 ounces.

(3)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

(4)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc as avoirdupois pounds.

(5)	An open pit optimisation failed to produce any optimal pit. The resource is being considered as having potential for underground mining.

(6)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Stockpile notes to be read in conjunction with the Resource table above:

(1)	Measured Oxide comprises Bisha LTS (Long Term Stockpile) and Harena MOP stockpiles.

(2)	Measured Supergene comprises Bisha LTS stockpiles.

(3)	Measured Zinc only comprises Bisha ROM, River Bed and LTS Boundary Ore that has been stockpiled during the mining of the Primary ore; processing of this to date has produced a Zn Concentrate only.

(4)	Measured Primary comprises Bisha ROM and Crushed Ore stockpiles.

(5)	Inferred Oxide comprises River Bed Pyrite Sand, North Dump and Bisha LTS Hangingwall Copper Ore; further metallurgical studies are required to finalize a metallurgical treatment flowsheet for this material.

(6)	Stockpiles are estimated by multiplying their surveyed volumes with a loose density derived by factoring their measured insitu density by an appropriate swell factor. Grades are taken from their insitu grade as estimated by close spaced grade control drilling. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold, and zero decimal places for silver. Contained metal for copper and zinc are rounded to the nearest million pounds. Contained metal for silver is rounded to the nearest 10,000 ounces and gold is rounded to the nearest 1,000 ounces.

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(7)	Rounding may result in apparent summation differences between tonnes, grade and contained metal content.

(8)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pound.

Mineral Reserves

The Proven and Probable Mineral Reserves at the operation have been classified in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.  Mineral Reserves were defined within a mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells, generated using long-term metal prices for zinc, copper, gold, and silver of $1.10/pound, $2.90/pound, $1,200/ounce, and $17.00/ounce respectively. These prices were based on Consensus Market Forecasting that can be applied on long term projects such as Bisha.

After depletion of Oxide and Supergene ore, Bisha and Harena pits now contain only Primary ore.

Mine design input parameters had mixed influences on the Reserve estimation. Compared to last year both zinc and copper prices are increased. The zinc recovery at Bisha Main has improved. On the other hand operating costs have been increased both for mining and processing. The copper recovery has also reduced by comparison with the recovery used in the 2016 Reserve estimate. The overall impact of changes in input parameters is slightly positive at Bisha Main and slightly negative for Harena. The major change is related to the improvements made in recovering some of the long-term stockpiles after new metallurgical test work and full-scale trials. Considering 2.1 Mt of depletion during 2017 and increased operating costs, the Company managed to increase the mineral Reserve by 1.0 Mt. This was possible primarily because of a) the positive results of new test work on long-term stockpiles; b) better zinc and copper prices; and c) improved zinc recovery from the Bisha Main pit.

The NSR Cutoffs (per tonne) are: $42.26 for Bisha; $44.82 for Harena and $47.06/t for zinc-only stockpiles.

Pit slope design criteria reflect no change from the previous Reserve estimate with overall pit slopes varied from 31.0° to 44° for Bisha, and from 29° to 35.5° for Harena. Revenue will continue to be generated from the sale of copper and zinc concentrates which contain payable co-products of gold and silver. For Mineral Reserve purposes, the assumption was that saleable zinc and copper concentrates are produced from Bisha main primary ore with 48% Zn and 20% Cu grade respectively. The quality of concentrates produced from Harena pits are expected to be higher 50% Zn and 25% Cu for Zinc and Copper concentrates respectively.

To capture the multi-rock ore types, variable recoveries by rock type, and multi-element complexity NSR values were calculated for block valuation.  The NSR grade determination considers the recoveries, concentrate grades, and penalties (where applicable) for each rock type, and applies the metal prices as noted above and various cost parameters, resulting in a net value per tonne of ore, inclusive of all costs outside the mine gate. Only Measured and Indicated Mineral Resources were considered for processing. Inferred Mineral Resources were treated as waste.

The waste and ore-based costs applied for pit optimization and mine planning for the 2017 Mineral Reserve estimate were based on 2018 budget costs developed by BMSC. The mining cost (inclusive of loading, hauling, and support including maintenance) was $2.61 per tonne, plus an appropriate incremental haulage cost per bench. The total ore-based costs for Bisha (ore control, geology, lab services, process, G&A and stockpile re-handle) totaled $42.26 for primary ore. For Harena, the ore-based costs include an additional $2.56 per tonne for overland ore haulage.

Because the mineralization-waste delineation was performed using an NSR block value, net of downstream costs, the total ore-based cost represents the marginal break-even cut-off grade for pit optimization and mine planning purposes.

The Mineral Resource estimates for Bisha and Harena are undiluted.  A 0.50 meter dilution skin was added at the time of ore and waste delineation for mine planning purposes (i.e., as a part of the Mineral Reserves process).  Dilution is calculated to be 3% at both Bisha main and Harena pit. Two percent (2%) mining loss adjustments were made in both Bisha main and Harena pits.

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Factors that may affect the mineral reserve estimates include dilution; metal prices; smelter, refining, and shipping terms; metallurgical recoveries and geotechnical characteristics of the rock mass; operating cost estimates; and effectiveness of surface and groundwater management.

The QPs who prepared this information were of the opinion at the time that these potential modifying factors had been adequately accounted for, and therefore the mineral resources within the mine plan could be converted to mineral reserves. Factors that may affect the reserve reported in this section are as follows:

  Commodity price assumptions.
  The actual Zinc and Copper metallurgical recovery
  Mining, processing, off-site and general and administration costs
  Slope designs

The summary of the updated 2017 Mineral Reserves is shown in the following tables.

Table 3.1 Mineral Reserve Estimate (Combined Bisha and Harena) Anoush Ebrahimi, P.Eng, Ph.D., effective December 31, 2017

Category	Quantity (000’s t)	Grade				Contained Metal
		% Zn	% Cu	g/t Au	g/t Ag	'000 lbs Zn	'000 lbs Cu	'000 Ozs Au	'000 Ozs Ag
Proven	316	7.92	1.16	0.69	51	55,175	8,081	7	518
Probable	8,163	6.19	1.07	0.72	46	1,113,797	178,932	175	11,283
Total (P&P)	8,479	6.25	1.07	0.72	47	1,168,973	187,013	182	11,801

Table 3.2 Bisha Mineral Reserve Estimate Anoush Ebrahimi, P.Eng, Ph.D., effective December 31, 2017

Category	Quantity (000’s t)	Grade				Contained Metal
		% Zn	% Cu	g/t Au	g/t Ag	'000 lbs Zn	'000 lbs Cu	'000 Ozs Au	'000 Ozs Ag
Proven	316	7.92	1.16	0.69	51	55,175	8,081	7	518
Probable	6,046	7.09	1.16	0.75	53	944,845	140,661	133	9,377
Total (P&P)	6,362	7.13	1.16	0.75	53	1,000,020	148,742	140	9,896

Table 3.3 Harena Mineral Reserve Estimate Anoush Ebrahimi, P.Eng, Ph.D., effective December 31, 2017

Category	Quantity (000’s t)	Grade				Contained Metal
		% Zn	% Cu	g/t Au	g/t Ag	'000 lbs Zn	'000 lbs Cu	'000 Ozs Au	'000 Ozs Ag
Probable	2,117	3.62	0.82	0.62	28	168,952	38,271	42	1,906
Total (P&P)	2,117	3.62	0.82	0.62	28	168,952	38,271	42	1,906

Notes to be read in conjunction with the Reserve tables above:

(1)	Bisha and Harena reserve contain Primary ore. Other types of resources are either depleted or not included in the pit.

(2)	NSR Cut-Off ($/t): $42.26 at Bisha Main, and $44.82 at Harena. Mineral Reserves are defined within a mine plan, with phase designs guided by Lerch-Grossman (LG) Pit Shells, generated using metal prices of $1.10/lb Zn, $2.90/lb Cu, $1,200.00/oz Au, $17.00/oz Ag. The total ore-based cost (process, G&A) is $42.26/t for primary fresh ores. Harena ore-based costs include an additional $2.56/t overland ore haulage cost. The total ore-based cost (process, G&A) is $47.06/t for zinc-only stockpiles. Overall pit slopes varied from 38° to 44° for Bisha Main and from 29° to 36° for Harena.

(3)	The reference mining cost at Bisha Main pit is $2.61/t, plus $0.015/t/5 m bench for ore and waste below reference elevations of 560 m amsl for Bisha. The reference mining cost at Harena pit is $2.53/t, plus $0.015/t/5 m bench for ore and waste below reference elevations of 600 m amsl for Bisha.

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(4)	Economic values for multi-metal, multi zones were modelled using NSR values. Each block NSR value was calculated using diluted grades, metal prices, recoveries and appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:

a.	Bisha Main pit: Two concentrates are produced from primary ore, copper and zinc concentrates. A variable copper recovery of 50%, 60% or 70% were applied based on copper feed grade. The weighted average copper recovery for the reserve is 59%. Gold and silver are recovered in copper concentrate and the related recoveries are 15% and 27% respectively. For zinc concentrate a constant 80% recovery has been applied to zinc.

a.1.	Zinc concentrate grade for Bisha Main pit is 48%

a.2.	Copper concentrate grade for Bisha Main pit is 20%

b.	Harena pit: copper and zinc recoveries vary based on geological domain. Zinc recovery vary from 65% to 84% Copper recovery varies between 78% and 89%. Gold and silver recoveries are 30% and 40% for all domains.

b.1.	Zinc concentrate grade for Harena is 50%

b.2.	Copper concentrate grade for Harena is 25%

Gold and silver in Harena are recovered in copper concentrate and the related recoveries are 30% and 40% respectively.

(5)	Mineral Reserves are reported within Bisha Main and Harena ultimate pit designs, using NSR block grade, where the marginal cut- off is the total ore based cost stated above. Quantities are rounded to the nearest 1,000 tonnes. All grades are rounded to two decimal places except for silver that is reported with no decimal places.

(6)	Rounding as required by reporting guidelines may result in apparent summation differences between quantities, grades and contained metal.

(7)	Quantity and grade measurements are in metrics units. Contained gold and silver are reported as troy ounces, contained copper and zinc as imperial pounds.

(8)	The life of mine strip ratios (waste to ore ratio by weight) are Bisha Main = 6.45:1 and Harena = 7.70:1.

(9)	0.5 m "skin" of dilution is applied at ore/waste contacts. Average dilution is measured at 3% in both Bisha and Harena.

(10)	Includes a mining loss adjustment of 2%.

(11)	Topography as at 31 December 2017 was used for this estimate.

(12)	The Bisha Main reserve includes 603 kt of existing stockpiles. Stockpiles consist of 64 kt of short term stockpiles at the crusher and 540 kt of zinc-only long-term stockpiles. Although zinc-only stockpiles contain copper, gold and silver, due to metallurgical complexity it is expected to recover only zinc. Zinc recovery for stockpiles is estimated to be 80%. The zinc concentrate produced using zinc-only stockpiles will contain 45% zinc.

(13)	All amounts are expressed in U.S. dollars ($), unless otherwise indicated.

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Mining Operations

The table below highlights the three-year key mine and process metrics at Bisha.

Table 4.1 Key Production Highlights – 3 Year History

	2017	2016	2015
Oxide ore mined, tonnes	-	-	240,000
Supergene ore mined, tonnes	70,000	902,000	2,064,000
Primary ore mined, tonnes	1,980,000	2,741,000	846,000
Waste mined, tonnes	15,960,000	9,367,000	10,654,000
Strip ratio, (using tonnes)	7.8	2.6	3.4

Processing – supergene ore:
Tonnes milled	--	1,055,000	1,929,000
Copper feed grade, %	--	2.8	3.9
Recovery, % of copper	--	85.2	82.6
Copper in concentrate produced, millions pounds	--	55.8	135.9

Processing – primary ore:
Tonnes milled	2,233,000	1,223,000	--
Zinc feed grade, %	6.2	5.7	--
Copper feed grade, %	1.0	0.9	--
Recovery, % of zinc	69.0	58.8	--
Zinc in concentrate produced, millions of pounds	210.4	90.2	--
Recovery, % of copper	36.0	-	-
Copper in concentrate produced, millions of pounds	17.5	-	-

The original Bisha Main pit consisted of two sections one smaller section in north and the main pit in sout. North section of the ultimate pit is depleted in 2017 and now partially is being used for in-pit waste dump. The remaining ultimate Bisha Main pit is planned to be approximately 815 meters long and 660 meter wide.  The maximum planned slope height that is in east side of south pit is 270 meters.

Geotechnical domains have been revised and were updated in 2017, with updated slope design recommendations having been provided for each design sector in each geotechnical domain. Design sectors are defined by the average azimuth of the planned wall orientations, based on geological structural controls on slope stability. Geotechnical domains result from the combination of structural domains and geotechnical units, resulting in ten discrete geotechnical domains within the footwall, and eight within the hanging wall. Recommended inter-ramp angles vary from 41° - 46° depending on the design sector and geotechnical domain. The 2016 geotechnical design recommendations predominantly resulted in minor increases of slope inter-ramp angles due to the increased level of knowledge and data accuracy.  All of the slope designs assume that controlled blasting will be undertaken for the final walls of the pit.

Depressurization of the open pit slopes is required to achieve the open pit slope design in some areas of the pit, and is carried out through the installation by drilling sub-horizontal depressurization drainage holes. Dewatering of the open pit floor is conducted primarily through the use of in-pit sumps. In-pit vertical dewatering bores have proven to be ineffective due to the restricted nature of the flow paths being located on discrete and predominantly sub-vertical structures making intersection with a dewatering bore difficult to achieve.

The Bisha and Harena deposits are being mined by conventional truck and shovel open pit mining methods.

The Harena deposit is scheduled to recommence mining at the tail end of the Life of Mine after the Bisha Main pit is complete. The original Bisha pit consisted of nine individual pit phases (although in mid-2015 there was a suspension of waste mining pending further investigation of Phase 9 economics), where the first three phases targeted oxide ore production, the second three targeted supergene ore production, and the final three phases planned to target primary ore production.  The oxide pit phases have now been exhausted, as have Phases 4, 5 and 6 which provided supergene ore. Stripping for the primary mineralization started with Phase 8 in late 2013 and Phase 9 in 2014 and a re-optimization resulted in the suspension of Phase 9 stripping from mid-2015 while ongoing updated LOM and underground scoping study value optimization investigations were carried out.  Phase 9 was removed from the Mineral Reserves in 2017; however, the Company continues to study the economics of the remaining ore resources located underneath the Phase 8 pit design.

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The Harena pit features two pit phases, one targeting oxide production (which was mainly completed in mid-2013 with some remnant material remaining), and the final phase targeting primary production to be mined once mining is complete at Bisha Main and the mobile equipment fleet can be redeployed.  The Harena pit is currently inactive for mining but additional exploration drilling was completed during both 2016 and 2017 with exploration drilling continuing to highlight growing potential at depth for underground mining.  The Company continues to evaluate the mineral resources below the currently planned open-pit cut back.

Although the initial oxide production phase of the operation is complete, oxide ore has since been mined and placed in stockpiles.  The higher grade portion of these stockpiles (approximately 135,000 tonnes) was directly shipped and sold during 2016 and 2017, realizing approximately 105,000 equivalent gold ounces.  There now remain approximately 100,000 tonnes of lower-grade oxide ore that will be processed at the end of the mine life.

The open pit designs for Bisha Main include double lane ramp design widths of 24 meters, based on 3.5 times the width of the Cat 775 truck, ramp gradient of 10%, and smoothing of walls in areas where convex “noses” may potentially cause geotechnical issues.

The mine plan for the current December 31, 2017 mineral reserves was developed using an average throughput of 2.4 million tonnes per annum for all ore materials. Drilling and blasting will be performed on 5 meter benches in ore and waste ranging between 5 and 10 meters.  The mine is scheduled to work 360 days a year, with five days allowed for delays due to weather disruptions.  The plant is scheduled to operate 365 days a year.

The mine delivers ore to the ROM pad, where it is sorted into several different short-term stockpiles.  This ore is then reclaimed by a front-end loader to the crusher, following a blending plan that is provided daily and modified as required based on process plant performance.  Longer-term stockpiling of non-oxide material has been minimized to limit potential oxidization.

Bisha has three different types of mineralization – oxide, supergene, and primary – each requiring a specific process flow sheet.  The plan in the 2006 Bisha Feasibility Study was to mine and process each zone in succession starting with the top oxide zone (now ceased).  The oxide plant facilities included a primary jaw crusher, a single Semi-Autogenous Grinding followed by single ball grinding mills, cyanide leach/carbon-in-leach circuit, cyanide destruction circuit, refinery to produce doré bullion, tailings thickener, tailings discharge system, and the necessary reagent, water, and air systems. Additional process equipment as part of the copper flotation plant to treat the supergene mineralization was commissioned by mid-2013 and installed downstream of the crushing and grinding “front end” part of the carbon-in-leach plant which treated the oxide ore.  This equipment consists of flotation cells for copper roughing and cleaning requirements, regrind mills for size reduction of rougher concentrate, copper concentrate thickener and pressure filters, a copper concentrate load-out building, copper flotation reagent systems, flotation air blowers, and pressure filter air compressors.  A decision was made in 2014 and construction completed in Q1 2016 to replace the 4 x Metso vertical regrind mills in the copper flotation plant with an IsaMillTM regrind mill, to be commissioned in Q2 2016.  A near identical duplicate of this copper flotation circuit has been constructed downstream for the zinc flotation circuit, that was commissioned in June 2016.

Due to the sub-horizontal and undulating contact between the supergene and primary mineralized materials, there could be a multi-year period where both minor amounts of supergene and dominant primary materials are mined and processed during 2017 and through 2019.  During this overlap period, both supergene and primary ores could be treated in campaigns of appropriate durations.  Some stockpiling of supergene and primary mineralization types has and will continue to occur.  The effect of any possible sulphide mineral oxidation on flotation performance is expected to be minimized by management practices currently used in the base metal sulphide sector, such as reduced wetting of broken ore.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

At December 31, 2017, there were four distinct types of stockpiled material – 2,296,000 tonnes of primary ore, which is predominantly “boundary” or “zinc-only” ore material that is more difficult to treat, 80,000 tonnes of supergene ore, 290,000 tonnes of oxide ore, and 395,000 tonnes of pyrite sand material.

In Q2 2017, all of the non-current stockpiles, comprised of boundary ore, oxide ore, and pyrite sand material, were excluded from the Company’s mineral reserves and accordingly were written down for accounting purposes at that time. During H2 2017, however, the Company undertook further test work on the boundary or zinc-only ore stored in stockpiles by conducting processing campaigns of this material through the plant, utilizing new minerology identification, operating parameters and reagents customized for this ore characteristic. These plant trials did not attain any satisfactory recovery of copper into copper concentrate but did achieve high recoveries of zinc into zinc concentrate when both flotation circuits were dedicated to zinc recovery only.

Based on the successful recovery of zinc from these production trials, the Company is now confident that the improved metallurgical performance can be consistently replicated for at least a portion of the remaining zinc-only ore in stockpiles. The zinc-only stockpiles are not homogenous with known variations in grades and mineralogy, and have been segregated into different stockpiles based on these characteristics. The Company assessed the recoverability of the previously written-down amounts at December 31, 2017 using the metallurgical recovery rates and zinc concentrate qualities attained from the trials in computing the net realizable values for the various zinc-only stockpiles. In total, approximately 230,000 tonnes of the zinc-only ore was successfully processed in H2 2017 with zinc recovery reaching close to 80% and average zinc concentrate grades approaching 45%. No quantities of copper concentrate were produced during these trials; however, the high and medium grade zinc-only ore stockpiles are demonstrably economic assuming similar processing parameters achieved in 2017, and using current estimates for zinc prices and operating costs including off-site charges. Based on current assumptions for zinc metal prices, commercial terms and operating costs, the Company has made an impairment reversal as at December 31, 2017 of $13.1 million for the original costs (prior to impairment) associated with the approximate 600,000 tonnes of zinc-only ore containing economic grades. The 600,000 tonnes of material on which the reversal of impairment was recorded have been classified as long-term inventory as no quantities of this stockpile are expected to be processed in 2018. Additionally during 2017, the Company also reversed $6.5 million of the previously recognized impairment related to material that was successfully processed in 2017.

The remaining quantities of lower grade zinc-only ore, oxide ore and pyrite sand ore that were written down in Q2 2017 remain fully impaired for accounting purposes as of December 31, 2017.

The Company undertook a specialized mill campaign in September 2017 to process its supergene stockpiles as the Company continues to periodically mine small pockets of supergene ore in the main Bisha ore body during the primary phase. Laboratory test works conducted on ore samples indicated a favourable metallurgical response and the production of copper concentrates at good recoveries. However, the Bisha Mine was unable to replicate the positive lab results in the plant, and after a short run of supergene ore during September where no production of saleable copper concentrates was achieved, the campaign was halted in order to preserve the remaining stockpiled material. The Company will study the campaign outcomes, and will conduct more metallurgical tests and sampling with the aim of finding an economic solution to treating the remaining supergene stockpiles in a future period. During the brief supergene campaign, approximately 20,000 tonnes of material were processed.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

The composition of stockpiled materials as at December 31, 2017 is as follows:

Table 4.2 Stockpiled Materials

	Total	Current	Non-current	Written-down(1)
Primary ore	2,140,000	40,000	600,000	1,500,000
Supergene ore	80,000	-	80,000	-
Oxide ore	106,000	-	-	106,000
Pyrite sand ore	395,000	-	-	395,000
(1)	The carrying value of these stockpiled materials remain fully impaired for accounting purposes as at December 31, 2017.

Underground Scoping Study

In Q2 2015, Nevsun commissioned SRK Consulting (Canada) Inc. to conduct an internal conceptual study of the potential for underground mining at Bisha and Harena as well as to conduct a Life of Mine optimization study considering all Bisha regional resources. As this optimization study used inferred mineral resources, no mineral reserves had been estimated. The status of those assessments from end of 2015 for Harena and Bisha are outlined below. The deposits at Hambok and Northwest remain of interest, but of lower priority, for potential eventual economic extraction based upon a number of variables including size, projected costs and metal prices.  As the assessments of Hambok and Northwest were less encouraging as compared with Harena and Bisha, the Company elected to allocate investment capital to Harena and Bisha in 2017 with limited investment for Hambok and Northwest. Nevsun continues to study underground mining potential at Bisha.  Ongoing work is being carried out at the Harena, Bisha and Asheli deposits to evaluate this potential.

Bisha Underground

Ongoing investigations since H2 2015 continued to assess the reasonable prospects of eventual economic extraction of the currently defined Indicated and Inferred mineral resources at Bisha Main pit by means of underground mining methods. Conceptual mining constraints were used to assess the potential optimum interfaces between open pit mining and underground mining for the purposes of updating future mineral reserves and the associated production profile which may be revised as a result. The interim results of the ongoing internal study indicated that underground mining at Bisha Main Pit was plausible and that some of the material currently in the open pit mine plan may be more economic if extracted by underground bulk mining methods as compared with high strip ratio open pit cutbacks.  Nevsun completed a preliminary economic assessment (PEA) level study of underground potential at the Bisha Main deposit which was detailed in the 31 December, 2016 Technical Report.  Nevsun continues to evaluate underground potential at Bisha Main, in conjunction with the open-pit mining operations.

Harena Underground

Nevsun completed a PEA level study of underground mining, detailed in the 31 December, 2016 Technical Report.  The findings based upon this Mineral Resource implied a potentially mineable deposit with marginal economics that remains sensitive to metal prices and metallurgical recoveries. The Company continues to evaluate underground potential at Harena.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

Capital and Operating Costs

Capital and operating costs for the Bisha Property are shown in the table below.

Table 4.3 Capital and Operating Costs (‘000s)

	2017 Actuals $	2018 Outlook $
Operating Expenses	188,423	150,000
Capital Expenditures:
Exploration (capitalized and expensed)	11,322	7,000
Sustaining Capital (including expansion of tailings facility)	26,082	15,000
Total Capital Expenditures	37,404	22,000

Operating expenses include mine operating costs as well as commercialization costs comprised primarily of trucking, port and shipping costs.

Metallurgical Test Work and Process Plant Design

The Bisha Property mineral resource contained three ore types: a gold and silver bearing oxide cap, underlain by a more complex secondary copper mineralized supergene ore which was in turn underlain by primary copper-zinc ore where chalcopyrite (copper) and sphalerite (zinc) are the main economic minerals.

After commissioning of the zinc flotation plant expansion in mid-2016, the actual metallurgical performance was not as expected due to challenges with the primary ore and pre-activation of the zinc ore sphalerite in the copper circuit.  This resulted in dilution of the concentrate produced from the copper flotation circuit with much higher than planned zinc and pyrite reporting to the concentrate, leading to a saleable bulk zinc rich concentrate in addition to the good quality zinc concentrate produced from the newly expanded zinc flotation circuit.

Bisha expects to achieve improved zinc and copper recoveries from primary ore in 2018. An ongoing program of metallurgical improvement is yielding improvements in copper recoveries at Bisha. Recent work has focused on reagent optimisation and further work is planned on water quality and tighter pH control within the flotation circuit. Processing of stockpiled zinc-only ore which adversely impacted 2017 overall metallurgical performance, is not planned in 2018.

During 2017, stockpiles of ‘zinc only’ ore (previously described as "boundary" material) were processed, due to a shortage of fresh primary ore in the Bisha Main pit.  Zinc-only ore does not result in any recovery of copper into copper concentrate.  This factor impacts the overall copper recovery due to the presence of non-recoverable copper in the zinc-only ore.

Concentrate is loaded from the dewatered mine site stockpile, sealed in special shipping containers and transported to the existing container port of Massawa on the Red Sea by truck. The concentrate is exported using a proven system with industry leading environmental controls. The sealed containers are stockpiled in Massawa at the container port facilities while waiting for ship arrival. The mobile crane system then lifts the containers with a specialized 360-degree rotating spreader (termed a Rotainer system) and discharges the concentrate from the containers into bulk vessels. The empty containers are returned to the Bisha Mine for re-loading. The bulk vessels deliver the concentrate to copper smelters worldwide.

Mine Waste and Water Management

Waste rock from the Bisha open pit is being placed in two separate waste rock dumps, non-acid generating (“NAG”) and potentially acid generating (“PAG”). The decision on where to place future waste rock excavated during pit stripping is based upon waste rock characterization. Waste rock characterization at Harena has indicated there is no potential acid generating for the oxide zone and consequently no requirement for drainage and sump systems. Waste rock dump locations are determined taking into account the level of environmental impact, optimizing mining operations, and permit expansion of mining areas based on further exploration programs. The Bisha PAG waste rock dump has been designed with a compacted low permeable soil base layer, drainage and seepage collection system, and sumps to facilitate re-use of any seepage in the process plant should it occur. Design criteria at both pits allows for gravity drainage to the open pits on closure.  PAG waste will be encapsulated with NAG waste rock to control potential acid leachate generation.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

Tailings generated from the processes are pumped to the Tails Management Facility (TMF) situated to the north of the process plant. Site selection of the TMF was based on storage characteristics of the basin and natural topography, extent of environmental impact and embankment construction requirements.  The TMF is lined with an impermeable High Density Polyethylene liner to reduce any potential impact to groundwater aquifer and/or downstream users and is subject to regular geotechnical inspections to monitor wall integrity.  Tailings deposited since commissioning is approximately 12.3 million tonnes (4.5 million tonnes from the oxide zone and 4.8 million tonnes from the supergene zone and 3.0 million tonnes from the primary zone). A return water methodology of operation ensures re-use of this valuable resource as far as practicable but further work was undertaken in 2016 to further improve TMF return water rates.  The first 3 meter lift of the existing TMF was completed in April 2014 and another lift commenced in Q4 2016 due for completion Q1 2018.

Natural acid generation from the sulphides of the supergene zone is a new issue in the pit and steps were put in place to mitigate this influence on the environment by sending all pit water to the lined TMF.  BMSC is currently in the process of upgrading its TMF return water neutralization circuit that will have sufficient capacity to manage both TMF return water and pit water.

Surface water flow in the project area is non-existent for much of the year; however, river and stream flow can be significant during precipitation events.  Three separate diversions in the Ferektatet River ensure that storm water is directed away from operations to both the east (Shatera River) and the west (Mogoraib River). Groundwater is the main water source for the process plant, the volume of which is reduced by a zero discharge policy, judicious re-use of poor quality pit sump water and maximum use of dewatering well waters.

Socioeconomic and Environmental Assessment and Approval

The environmental assessment phase of Bisha Mine commenced with baseline studies in 2004. The Eritrean Ministry of Energy and Mines approved the Terms of Reference for the SEIA project in March 2006 and the SEIA was completed in December 2006.  During 2009 the Company completed an update report which augmented the 2006 SEIA and addressed the revisions to the configuration of the project that had occurred since the 2006 Bisha Feasibility Study.  The project SEMPs were extended to capture the additional details of the project resulting from the advancement of engineering and development and to ensure full compliance with the Eritrean National Standards. The Company continues to consult and work closely with government ministries on matters pertaining to social and environmental aspects and will continue to do so through the LOM.  There have been no material adverse social or environmental impacts identified.

The Company is aligning its environmental systems with the IFC Performance Standards and developing its management plans accordingly.  The plans have been subject to review by the host country, as well as part of an extensive due diligence by international bankers who at one time were considered for funding.  The social and environmental plans have been implemented and have subsequently been audited by an independent third party. Staff training and engagement with local authorities, as well as significant employment from both local and other in-country sources are key elements of the Company’s social and environmental management.  Department heads for both human resources and environment are experienced professionals with a solid understanding of local requirements as well as IFC Performance Standards.  The Company continues to place significant emphasis on all social and environmental impacts of its operations.

SEMPs are in place and serve to assist the Company in achieving compliance of the operation to both Eritrean legislation and where this is not available, to international best practice or standards. An in-house review and update of the SEMPs was conducted during 2012 based on comments received by the Impact Review Committee. An independent review and update of the SEMP was completed in Q2 2013 and has addressed the updated roles and responsibilities in the SEMP. Internally, policies and statements of intent have been developed with respect to environmental policy, water conservation, energy conservation, cyanide management and materials management. These policies will be augmented with training, awareness and toolbox talks, with the goal of implementing these policies throughout the workforce. An extensive environmental monitoring program which includes air quality (ambient and operational dust and emissions), noise (ambient and operational), water qualities and quantities, and natural resources, to  measure the effectiveness of the proposed mitigation actions in the environmental management plans.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

The Company continues to consult and work closely with government ministries through the submission of annual and quarterly reports and quarterly inspections by the Impact Review Committee and will continue to do so throughout the LOM.  There have been no adverse social or environmental incidents since the commencement of commercial operations.

Exploration and Development

A further $7 million in exploration investment is planned for 2018.  Key 2018 exploration objectives which will be prioritized on a success basis for additional work include:

  Further testing of the potential of the Asheli mineralized system, aimed at incrementally expanding the main Asheli deposit and further testing the massive sulphide mineralization encountered 200 meters to the north of a 6,386 line kilometer VTEM survey over the newly acquired ground on the New Mogoraib River and Tabakin Exploration Licenses and follow-up promising results with ground geophysics and diamond drilling;
  Continue testing of the potential of the Asheli mineralized system searching for new mineralized targets derived from the VTEM survey conducted in 2017 with an emphasis on new target areas on the northwest portion of the Mogoraib Exploration License, the Railway and Asheli trends, and following-up encouraging nickel sulphide mineralization encountered to the north of Asheli in 2017;
  Continued testing of known high priority greenfield targets on the New Mogoraib River and Tabakin Exploration Licenses; and BMSC expects to drill in excess of approximately 15,000 of 31,500 meters during 2018.
Risk Factors

Risks and risk factors relating to the Company and its business are attached to this AIF as Schedule “B” in addition to other financial risks which are set out in the Company’s MD&A for the fiscal year ended December 31, 2017, all of which are hereby incorporated by reference.

Dividends

NRL declared its first cash dividend of $0.03 per common share on May 18, 2011. The second dividend was declared on November 21, 2011 for $0.05 per common share, giving shareholders an accumulated annual dividend of $0.08 per common share for a total declared dividend of $15.9 million.

In 2012 NRL declared two cash dividends of $0.05 per common share ($0.10 per common share annually) on May 15, 2012 and November 15, 2012 for a total declared dividend of $19.9 million.

In 2013 NRL declared two cash dividends of $0.07 per common share ($0.14 per common share annually) on May 15, 2013 and November 14, 2013 for a total declared dividend of $27.9 million.

In 2014 NRL declared a cash dividend of $0.04 per common share in the fourth quarter, payable on January 15, 2015, an increase of 14% from the cash dividends declared in the first three quarters of 2014 of $0.035 per common share quarterly which were paid to shareholders on April 15, 2014, July 15, 2014, October 15, 2014, and January 15, 2015, respectively for a total declared dividend of $28.9 million.

In 2015 NRL declared a cash dividend of $0.04 per common share in each quarter which was paid to shareholders on April 15, 2015, July 15, 2015, October 15, 2015, and January 15, 2016, respectively for a total declared dividend of $32.0 million.

In 2016 NRL declared a cash dividend of $0.04 per common share in each quarter which was paid to shareholders on April 15, 2016, July 8, 2016, October 14, 2016, and January 13, 2017, respectively for a total declared dividend of $40.1 million.  NRL intends to continue its policy of paying dividends to its shareholders on a quarterly basis.

In September 2016, the Company adopted a Dividend Reinvestment Plan (“DRIP”) to offer shareholders an opportunity to increase their investment in NRL without additional transaction costs by reinvesting their cash dividends into additional common shares of the Company. The shares are currently being issued from treasury at a 3% discount to the weighted average trading price of the common shares on the NYSE during the five trading days immediately preceding the dividend payment date.  The 3% discount will remain in effect for all cash dividends that may be declared, if any, by Nevsun’s Board of Directors until otherwise announced.  Participation in the DRIP is optional and currently shareholders holding approximately 13% of the issued and outstanding shares of NRL have enrolled.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

In 2017 NRL declared a cash dividend of $0.01 per common share in each quarter which was paid to shareholders on April 13, 2017, July 10, 2017, October 17, 2017, and January 17, 2018, respectively for a total declared dividend of $12.1 million.

Description of Capital Structure

NRL has authorized capital of an unlimited number of common shares without par value of which 302,321,670 are issued and outstanding at the date of this AIF.  All shares in the capital of NRL are of the same class.  The holders of common shares are entitled to dividends, if, as and when declared by the Board, to one vote per common share at meetings of the shareholders and, upon liquidation, to share equally in such assets of NRL as are distributable to the holders of common shares. NRL also has stock options outstanding.  See the notes to NRL’s audited consolidated financial statements for the year ended December 31, 2017 for additional information regarding NRL’s options. On May 3, 2017 the shareholders of NRL ratified a shareholder rights plan (the “Rights Plan”) that was originally adopted on June 8, 2011.  The Rights Plan was adopted to provide the Board with more time to consider alternatives in the event of a takeover bid for the common shares of NRL. A copy of the Rights Plan is available under NRL’s profile on SEDAR at www.sedar.com.

Market for Securities

NRL’s common shares have traded on the TSX since March 8, 1996 and on the NYSE American since January 12, 2005.  During the 2017 financial year, the price of NRL’s common shares on the TSX ranged from CAD$2.57 to CAD$4.59, with monthly trading volume on the TSX ranging from 7.3 million shares in July to 20.2 million shares in March, with an average monthly volume of 13.6 million shares on TSX plus 17.8 million shares on NYSE American, for a total average monthly volume of 31.4 million shares.  There are no seasonal trends to fluctuations in volume or trading price.  The monthly high/low trading prices and closing prices on the TSX and monthly volume for 2017 are as follows:

Common Shares
CAD $	High ($)	Low ($)	Close ($)	Volume
January	4.63	4.03	4.10	17,441,601
February	4.26	3.01	3.34	16,734,101
March	3.49	3.13	3.42	20,279,655
April	3.54	3.01	3.03	16,762,358
May	3.44	2,83	3.25	16,491,928
June	3.40	2.98	3.13	13,447,771
July	3.45	3.03	3.37	7,356,183
August	3.43	2.49	2.66	14,435,519
September	2.84	2.58	2.70	11,822,381
October	3.20	2.55	3.04	12,263,643
November	3.17	2.87	2.94	8,420,812
December	3.11	2.73	3.06	8,011,583

In addition to trading on the TSX and NYSE American, NRL’s common shares also trade on various alternative exchanges (Alpha, Chi-X, CX2, Pure, Omega, TMX Select, TriAct, LiquidNet, Instinet, Lynx, Aequitas) which all together and cumulatively trade significant volumes over the course of the year.  The following table shows the overall average monthly total volume for 2017 was 45.9 million shares and 28.2 million shares on Canadian exchanges.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

	Volume all Canadian Exchanges	Volume all USA Exchanges	Volume Total
January	33,268,824	20,955,424	54,224,248
February	32,841,419	23,473,924	56,315,343
March	44,744,688	26,318,257	71,062,945
April	30,798,113	12,791,075	43,589,188
May	37,428,549	20816448	58,244,997
June	25,760,361	10,724,245	36,484,606
July	16,180,935	10,906,033	27,086,968
August	30,798,551	26,973,038	57,771,589
September	25,386,988	16,140,189	41,527,177
October	28,567,299	21,535,718	50,103,017
November	20,142,917	15,855,921	35,998,838
December	11,961,460	7,600,067	19,561,527
Cumulative Average	28,156,675	17,840,862	45,997,537

Directors and Officers

Name, Occupation and Security Holding

The following table sets forth, for each director and officer of NRL as of the date of this AIF, the name, municipality of residence, office, periods of service and the principal occupations in which each director and executive officer of NRL has been engaged during the immediately preceding five years.  Each director of NRL holds office until the next annual general meeting of the shareholders of NRL or until his/her successor is duly elected or appointed, unless his/her office is earlier vacated in accordance with the articles of NRL or he/she becomes disqualified to act as a director.  The Board appoints each executive officer.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
Ian W. Pearce(1)(4)(5) Oakville, Ontario, Canada Chair and Director	Partner at X2 Resources LLP 2013-present; CEO Xstrata Nickel 2006-2013	January 2017	29,500
Ian R. Ashby(3)(4)(5) Campbell, California, USA Director	Non-Executive Director and Corporate Advisor 2012-present	January 2014	30,000 (<1%)
Geoffrey Chater(2)(4) Comox, British Columbia, Canada Director	Principal of Namron Advisors, a capital markets consultancy; President and CEO of Luna Gold Ltd. 2014-2015; Independent Director to international resource companies 2011-present	June 2016	144,973 (<1%)
Anne E. Giardini(1)(3) Vancouver, British Columbia, Canada Director	Chair of the Greater Vancouver Board of Trade; President of Weyerhaeuser Company Limited 2008-2014	May 2017	100,000 (<1%)

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
Peter G.J. Kukielski Vancouver, British Columbia, Canada President, Chief Executive Officer, Director	CEO of NRL since 2017; CEO of Anemka Resources 2014-2017; Chief Executive, Mining for ArcelorMittal 2008-2013	May 2017	105,000 (<1%)
Stephen V. Scott(2)(3) West Vancouver, British Columbia, Canada Director	CEO of Entrée Resources Ltd. 2015-present; various executive positions with Rio Tinto 2000-2014	June 2016	169,372 (<1%)
David S. Smith(1)((2) West Vancouver, British Columbia, Canada Director	Corporate Director and Advisor 2015-present; Executive VP and CFO of Finning International Inc. 2009-2014	January 2017	62,490 (<1%)
Joseph P. Giuffre North Vancouver, British Columbia, Canada Chief Legal Officer and Corporate Secretary	Chief Legal Officer and Secretary of NRL since 2013	N/A	61,732 (<1%)
Ryan MacWilliam Vancouver, British Columbia, Canada Chief Financial Officer	CFO of NRL since 2017; Director X2 Resources 2013-2017	N/A	0
Scott A. Trebilcock Vancouver, British Columbia, Canada Chief Development Officer	Chief Development Officer of NRL since 2014; Vice President Business Development & Investor Relations of NRL 2010-2014	N/A	48,461 (<1%)
Marc Blythe North Vancouver, British Columbia, Canada Vice President Corporate Development	Mining consultant and director of various public companies	N/A	0
Peter M. Manojlovic Delta, British Columbia, Canada Vice President Exploration	Vice President Exploration of NRL since 2012	N/A	0
Jerzy Orzechowski Toronto, Ontario, Canada Vice President and Project Director, Timok Project	Vice President and Project Directors, Timok Project for NRL since 2017; mining consultant with +One Management Consultants in Dubai 2012-2017	N/A	0
Todd E. Romaine(4) West Vancouver, British Columbia, Canada Vice President Corporate Social Responsibility	Vice President Corporate Social Responsibility of NRL since 2012	N/A	0

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

(1)	Member of the Corporate Governance and Nomination Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Social Environment, Health & Safety Committee
(5)	Member of the Project Committee

As of March 27, 2018, the directors and executive officers of NRL, as a group, beneficially owned directly or indirectly, or exercised control or direction over 751,528 common shares or approximately 0.2% of the issued and outstanding common shares of NRL.  The same directors and executive officers, as a group, have been granted and currently hold options to purchase up to 6,025,900 shares of NRL, 3,333,000 of which were granted in 2017.

Conflicts of Interest

To the best of NRL’s knowledge, there are no existing or potential material conflicts of interest between NRL or any subsidiary of NRL and a director or officer of NRL or a subsidiary of NRL.

Audit Committee

NRL has a separately-designated standing audit committee in accordance with CSA National Instrument 52-110 Audit Committees and with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934, as amended.

Audit Committee Charter

The Board has adopted a charter for the Audit Committee which sets out the committee’s mandate, composition, responsibilities and duties.  A copy of the Audit Committee Charter is attached to this AIF as Schedule “A”.

Independent Advice & Funding

The Audit Committee shall have the authority to determine the appropriate funding for the ordinary administrative expenses of the Audit Committee.  In addition, the Audit Committee may, in its sole discretion, retain, at the expense of NRL, and determine the compensation to be received by, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

Composition of the Audit Committee

The Audit Committee has three members, all of whom are independent and financially literate, one of which is an audit committee financial expert. An outline of each member’s relevant education and experience follows:

David S. Smith, Chair.  Mr. Smith has over 30 years of experience in various senior financial roles, including 14 years as CFO of publicly listed companies.  He has served on the audit committees of several publicly listed companies, including as chair.  Most recently he was the Executive Vice President and CFO of Finning International Inc.  Mr. Smith graduated from California State University, Sacramento with a Bachelor of Science in Business Administration and became a Certified Public Accountant in California in 1982.

Geoffrey Chater. Mr. Chater has over 30 years of progressive experience in the mineral and mining industries including as CEO of a gold producer.  He has served on the audit committees of several publicly listed companies, including as chair.  Mr. Chater graduated from Texas Christian University with a Bachelor of Science in Geology.

Stephen V. Scott. Mr. Scott has over 30 years global experience in all mining industry sectors. He is currently President and CEO of Entrée Resources Ltd. He serves as an independent director on the board of two other public mining companies and has served on the audit committees of several publicly listed companies. Mr. Scott holds a Bachelor of Business and Graduate Certificate in Corporate Secretarial Practises from Curtin University in Western Australia.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the engagement of non-audit services, described as follows:

NRL will not engage its external auditor KPMG LLP (“KPMG”) to carry out any non-audit services that are deemed inconsistent with an auditor’s independence (“Prohibited Service”).  The Audit Committee will consider the pre-approval of permitted services to be performed by the external auditor in each of the following broad categories:

Audit Services, Audit-Related Services, Tax Services, as well as Compliance Services, Tax Planning Services, Commodity Tax Services, Executive Tax Services.

Other Services:  Valuation Services, Information Technology Advisory and Risk Management Services, Forensic and Related Services, Corporate Recovery Services, Transaction Services, Corporate Finance Services, Project Risk Management Services, Operational Advisory and Risk Management Services, Regulatory and Compliance Services.

For permitted services the following pre-approval policies will apply:

A.    Audit Services

The Audit Committee will pre-approve all Audit Services provided by KPMG through the Audit Committee’s recommendation to shareholders at NRL’s annual meeting, of KPMG as NRL’s external auditor and through the Audit Committee’s review of KPMG’s annual Audit Plan.

B.    Pre-Approval of Audit Related, Tax and Other Non-Audit Services

Periodically (e.g., annually), the Audit Committee will update a list of pre-approved services that are recurring or otherwise reasonably expected to be provided.

The Audit Committee will be subsequently informed at least annually of the services on the attached list for which the auditor has been actually engaged.

Any additional requests for pre-approval will be addressed on a case-by-case specific engagement basis as described in (C) below.

C.    Approval of Additional Services

The Company employee making the request will submit the request for service to the Chief Financial Officer (“CFO”).  The request for service should include a description of the service, the estimated fee, a statement that the service is not a “Prohibited Service” and the reason KPMG is being engaged.

Recommendations, in respect of each engagement, will be submitted by the CFO to the Chair of the Audit Committee for consideration and approval.  The full Audit Committee will subsequently be informed of the service at its next meeting.  The engagement may commence upon approval of the Chair of the Audit Committee.

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AMENDED ANNUAL INFORMATION FORM – December 31, 2017

External Auditor Fees

All dollar amounts in this section are expressed in Canadian currency.

The following table sets forth the aggregate fees incurred by the Company for the years ended December 31, 2017 and 2016 for KPMG’s services:

	Year ended December 31, 2017	Year ended December 31, 2016
Audit fees(1) Audit-related fees(2)	$ 645,000 --	$ 614,935 33,753
Tax fees(3)	58,700	54,670
All other fees	--	--
Total	$ 703,700	$ 703,358

(1)	Audit fees include fees related to the audit of the year-end financial statements, audit of the internal controls over financial reporting, review of the interim financial statements, and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.
(2)	Audit related fees consist of fees for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the financial statements and are not reported above as Audit Fees.
(3)	Tax fees for 2017 and 2016 are for tax advice in connection with general matters, and the 2016 fees include those incurred in relation to the Reservoir transaction, all in accordance with the pre-approval policies of the Audit Committee.

Legal Proceedings

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in the Company’s 2017 annual consolidated financial statements.

Interest of Management and Others in Material Transactions

No director, officer or other insider of the Company, nor any associate or affiliate of any director, officer or other insider has participated in, directly or indirectly, nor had any material interest in, any material transaction of the Company in the most recently completed financial year or any of the three preceding financial years.

Transfer Agents and Registrars

NRL’s registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia.

Material Contracts

There were no material contracts entered into by the Company during 2017 in respect of any regulatory actions by a court or by a regulatory authority relating to securities legislation.

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Names and Interests of Experts

Unless otherwise stated, the relevant technical and scientific information included in this AIF concerning Bisha Property are derived from the 2013 Technical Report prepared by Paul Gribble, CEng, FIMMM, Jay Melnyk, PEng, AGP; and Peter Munro, BAppSc Mineralurgy Pty. Ltd., effective December 31, 2013.  These authors are QPs as defined by NI 43-101.   This report is available for review on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml).

Other relevant technical and scientific information included in this AIF concerning the Bisha Property that is not derived from the 2013 Technical Report is derived from the updated mineral resource estimate effective December 31, 2017, which was prepared by Phillip Jankowski, MAusIMM (CP), (BMSC), Adrian Dance, PhD, FAusIMM and Anoush Ebrahimi, PEng, PhD (SRK Consulting Canada Inc.).

Unless otherwise stated, the relevant technical and scientific information included in this AIF concerning Timok Project are derived from the Preliminary Economic Assessment of the Cukaru Peki Upper Zone Deposit, Serbia, prepared by Walton, PEng( Rakita Exploration d.o.o.), Robert Raponi, PEng (Ausenco Canada), Andrew Jennings, PEng (Conveyor Dynamics), Lucas Hekma, PEng (Interface LLC), Riley Devlin, PEng (Struthers Technical Solutions), Martin Pittuck, CEng (SRK Consulting (UK) Ltd.), Dan Stinnette, PEng, Neil Winkelmann, FAusIMM, Jarek Jakubec, CEng, Dylan MacGregor, PEng (SRK Consulting (Canada) Inc. ), David McKay, MAIG (Phreatic Zone Ltd.), Mihajlo Samoukovic, PEng (Knight Piésold Ltd.), Peter Manojlovic, PGeo (Nevsun Resources Ltd.), effective September  1, 2017.  These authors are QPs within the meaning of NI 43-101.   This report is available for review on SEDAR (www.sedar.com).

To the best of the knowledge of the Company, AGP Mining Consultants Inc., Mineralurgy Pty. Ltd, SRK Consulting Canada Inc. and the “designated professionals” (as such term is defined in Form 51-102F2) thereof hold less than a 1% interest in the outstanding securities of NRL.

KPMG is the auditor for the Company and has audited the annual financial statements of the Company for the year ended December 31, 2016.  KPMG have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, and under all relevant US professional and regulatory standards, including PCAOB Rule 3520.

Additional Information

Additional information relating to the Company, may be found by using SEDAR on the internet at www.sedar.com, EDGAR filing system at http://www.sec.gov/edgar.shtml, or the Company’s website: www.nevsun.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of NRL's securities and options to purchase securities is contained in NRL's information circular for its most recent annual meeting of shareholders that involves the election of directors.

Additional financial information is also provided in the Company's audited consolidated financial statements and MD&A for its most recently completed financial year, copies of which may be found on SEDAR or EDGAR, or be obtained by contacting the Company at:

Nevsun Resources Ltd.
1750 - 1066 West Hastings Street
Vancouver, BC V6E 3X1
Tel: 604-623-4700 or Toll-free 1-888-600-2200
Email: contact@nevsun.com

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Schedule “A” – Audit Committee Mandate

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

MANDATE

PURPOSE AND AUTHORITY

The audit committee is established by and among the Nevsun Resources Ltd. board of directors for the primary purpose of assisting the board in overseeing the integrity of the company’s financial statements;
  overseeing the company’s compliance with legal and regulatory requirements;
  overseeing the independent auditor’s qualifications and independence;
  overseeing the performance of the company’s independent auditor and internal audit function; and
  overseeing the company’s systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the company.

The audit committee should encourage continuous improvement, and should foster adherence to the company’s policies, procedures, and practices at all levels.  The audit committee should also provide for open communication among the independent auditor, financial and senior management, the internal audit function and the board of directors.

The audit committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting or other advisers, as necessary to perform its duties and responsibilities.

In carrying out its duties and responsibilities, the audit committee also has the authority to meet with and seek any information it requires from employees, officers, directors or external parties.

The company will provide appropriate funding, as determined by the audit committee, for compensation to the independent auditor, to any advisers that the audit committee chooses to engage and for payment of ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

COMPOSITION AND MEETINGS

The audit committee will comprise three or more independent directors as determined by the board.  A majority of the committee members present at a meeting will constitute a quorum.

Committee members will be appointed by the board at the annual organizational meeting of the board to serve until their successors are elected.  Unless a chair is elected by the full board, the members of the committee may designate a chair by majority vote.

Each audit committee member will meet the applicable standards of independence and the determination of independence will be made by the board and as defined by Toronto Stock Exchange listing requirements.

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All members of the audit committee must comply with all financial literacy requirements of the Toronto and New York stock exchanges.  To help meet these requirements, the audit committee will provide its members with annual continuing education opportunities in financial reporting and other areas relevant to the audit committee.  At least one member will qualify as an “audit committee financial expert” as defined by the Security and Exchange Commission, as determined by the board and appropriate disclosure will be made.

The committee will meet at least quarterly, or more frequently as circumstances dictate.  The committee chair will approve the agenda for the committee’s meetings and any member may suggest items for consideration.  Briefing materials will be provided to the committee as far in advance of meetings as practicable; generally, one week. Meetings will be minuted and approved at the following audit committee meeting.  Copies of minutes will be provided to the external auditor whether or not they attended any meeting.

Each regularly scheduled meeting will include an in camera session of the audit committee separately with the internal audit manager and the independent auditor

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the audit committee will engage in the following activities:

1.	Meet with management and the independent auditor to review and approve the company’s quarterly financial statements and Management’s Discussion and Analysis prior to the company’s filings or release of earnings. Review other relevant reports or financial information submitted by the company to any governmental body or the public, including management certifications as required and relevant reports rendered by the independent auditor (or summaries thereof).

2.	Meet with management and the independent auditor to review and recommend to the board for approval the company’s annual financial statements and Management’s Discussion and Analysis prior to the company’s filings or release of earnings. Review other relevant reports or financial information submitted by the company to any governmental body or the public, including management certifications as required and relevant reports rendered by the independent auditor (or summaries thereof).

3.	Review and discuss with management earnings press releases, including the type and presentation of information, paying particular attention to any forward-looking guidance, pro forma or non-IFRS measures. Such discussions may be in general terms (i.e., discussion of the type of information to be disclosed and the type of presentations to be made). The Committee shall approve the quarterly earnings release and recommend for approval to the board the annual earnings releases.

4.	Review and discuss with management all other public disclosure documents containing audited or unaudited financial information before release, including any prospectus, annual report, annual information form (AIF), Management Proxy Circular or SEC filings.

5.	Review and discuss with management financial information and earnings guidance provided to analysts and ratings agencies. Such discussions may be in general terms (i.e., discussion of the types of information to be disclosed and the type of presentations to be made).

6.	Review any internal reports to management (or summaries thereof) prepared by the internal audit function, as well as management’s response.

7.	Review the company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of related material facts.

INDEPENDENT AUDITOR

8.	Annually evaluate the independent auditor’s qualifications, performance and independence. Recommend to the board the appointment or reappointment of the independent auditor at the annual general meeting of shareholders. As authorized by the shareholders, retain and set the compensation of the independent auditor. The independent auditor will report directly to the audit committee and the audit committee will oversee the resolution of disagreements between management and the independent auditor if they arise.

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9.	Approve the annual audit plan and oversee the work performed by the independent auditor for the purpose of preparing or issuing an audit report or related work.

10.	Review and preapprove (which may be pursuant to preapproval policies and procedures) both audit and non-audit services to be provided by the independent auditor. The authority to grant preapprovals may be delegated to one or more designated members of the audit committee, whose decisions will be presented to the full audit committee at its next regularly scheduled meeting.

11.	Consider whether the auditor’s provision of permissible non-audit services is compatible with the auditor’s independence. Actively engage in dialogue with the independent auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the auditor and take appropriate actions to oversee the independence of the independent auditor.

12.	Review and discuss any other material written communication between the independent auditor and management and any other matters required to be communicated to the audit committee by the independent auditor under applicable rules and regulations.

13.	Hold timely discussions with the independent auditor regarding all critical accounting policies and practices;
  all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and
  other material written communications between the independent auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

14.	At least annually, obtain and review a report by the independent auditor describing the independent auditor’s internal quality control procedures;
  any material issues raised by the most recent internal quality control review or peer review, or by any inquiry or investigation by governmental or professional authorities (including CPAB or PCAOB) within the preceding five years with respect to independent audits carried out by the independent auditor, and any steps taken to deal with such issues; and
  all relationships between the independent auditor and the company.

15.	The committee will review the experience and qualifications of the lead partner each year and determine that all partner rotation requirements, as promulgated by applicable rules and regulations, are executed.

16.	Assess whether the independent auditor is consistently demonstrating objectivity and skepticism in the performance of its work.

17.	Set policies, consistent with governing laws and regulations, for hiring personnel of the independent auditor.

FINANCIAL REPORTING PROCESSES, ACCOUNTING POLICIES AND INTERNAL CONTROL STRUCTURE

18.	In consultation with the independent auditor and the internal audit function, review the integrity of the company’s financial reporting processes (both internal and external).

19.	Review the independent auditor’s report on the effectiveness of the company’s internal control over financial reporting and discuss with the independent auditor the results of their audit.

20.	In connection with the CEO and CFO’s certification of the company’s quarterly and annual regulatory reports, review and discuss with management

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  the company’s processes, systems and control over financial reporting and management’s annual assessment of the effectiveness of internal control over financial reporting;
  significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial data; and
  any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls.

21.	Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the company’s selection or application of accounting principles; major issues as to the adequacy of the company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

22.	Review analyses prepared by management and the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements.

23.	Review the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the company.

24.	Management will provide to the Audit Committee, immediately upon receipt, any correspondence from regulators or governmental authorities. The Audit Committee will oversee management’s response to any such matters.

25.	Review with management disclosure of all related-party transactions. Discuss with the independent auditor its evaluation of the company’s identification of, accounting for and disclosure of its relationships with related parties as set forth under IFRS.

26.	Establish and oversee procedures for the receipt, retention, investigation and resolution of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by company employees regarding questionable accounting or auditing matters.

INTERNAL AUDIT

27.	Review and advise on the selection and removal of the internal audit manager.

28.	Review the activities and organizational structure of the internal audit function, as well as the qualifications of its personnel.

29.	Annually, review and approve the internal audit mandate.

30.	Annually, review and approve the internal audit plan, budget and staffing.

31.	Periodically review, with the internal audit manager, any significant difficulties, disagreements with management, or scope restrictions encountered in the course of the function’s work.

32.	Periodically review, with the independent auditor, the internal audit function’s responsibility, budget, and staffing.

COMPLIANCE AND RISK MANAGEMENT

33.	Review with company’s legal counsel, compliance with legal, financial, tax and other regulatory matters that could have a significant impact on the company’s financial statements or legal compliance.

34.	Review and discuss with management the processes and procedures with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the company’s major financial risk exposures and the steps management has undertaken to control them.

REPORTING

35.	Report regularly to the board regarding the execution of the audit committee’s duties, responsibilities and activities, as well as any issues encountered and related recommendations.

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36.	Approve all quarterly financial regulatory reports be filed on SEDAR and EDGAR and recommend for approval to the board of directors that all annual financial regulatory reports be filed on SEDAR and EDGAR.

OTHER RESPONSIBILITIES

37.	Review, with management, the company’s finance function, including its budget, organization and quality of personnel and succession planning.

38.	Review the appointment of senior financial positions (direct reports to CFO) including Chief Financial Officer.

39.	Conduct an annual performance assessment relative to the audit committee’s purpose, duties and responsibilities outlined herein.

40.	Perform any other activities consistent with this mandate, the company’s bylaws, and governing laws that the board or audit committee determines are necessary or appropriate.

41.	Review the annual renewal of insurance policies, including D&O insurance.

42.	Review this mandate at least annually and recommend to the board of directors any necessary amendments.

RESPONSIBILITIES OF THE COMMITTEE CHAIR

The Committee Chair is responsible for the management and effective performance of the Committee and provides leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. The Committee Chair’s responsibilities include:

1.	working with the CEO and the Corporate Secretary to establish the frequency of Committee meetings and the agendas for meetings;

2.	presiding over Committee meetings;

3.	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

4.	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee; and

5.	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Approved and adopted by the Board of Directors on December 8, 2017.

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Schedule “B” – Risk Factors

Approach to Risk Management

The Company’s approach to identifying and managing risk has been a critical component of how management runs and the Board oversees management of the business.  The Company’s enterprise risk management process is currently coordinated by the Chief Development Officer, managed by the senior management team with direct oversight by the Chief Executive Officer and the Board of Directors.  The Company conducts a top down review of key strategic, operational and financial risks at least quarterly.  The Company maintains a risk register, which is updated on a regular basis by the appropriate business owner of the risk.  The risk register contains a list of actions to ensure risks are mitigated to the agreed upon level of risk tolerance.  The results of the Enterprise Risk Management process are reviewed on a regular basis by the Board of Directors.

The business and operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry, including but not limited to the acquisition, financing, exploration, development, operation and production of metals at its mining properties.  The Company’s business is subject to strategic, financial and operating risks.  The risks below, some of which are summarized elsewhere in this Report, are not the only ones faced by the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also arise in the future and impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Strategic Risk Factors

Foreign operation and political risks.  The Company conducts business in Serbia and Eritrea through its foreign subsidiaries with financial assets in Barbados, Serbia and Eritrea, and substantially all of its assets are held in such entities.  There is no guarantee against any future political, or economic instability in these countries or neighboring countries that might adversely affect the Company.

Political unrest in Egypt, Libya, Syria, Yemen, Saudi Arabia, Somalia, South Sudan, Sudan and other countries in the region has had an impact on investor confidence with companies operating in northern Africa, including Eritrea, even though no direct effect is evident or anticipated in the operations at Bisha or communications with the Eritrean government.  New government regulations in Canada, the United States or other countries in which the Company operates could adversely affect the Company’s future business and operations.  In addition, intervention by the international community through organizations such as the United Nations could affect the political risk of operating in Eritrea. In December 2009 the United Nations Security Council (UNSC) imposed sanctions on Eritrea related to an arms embargo, which in itself has had no direct impact to the Bisha Mine, except to cause some uncertainty as to how UN member states may continue to deal with the country. In December 2011 the UNSC provided additional sanctions guidance to member states.  Effects of the sanctions could impact the Company’s ability to operate efficiently.  There are also unresolved tensions between Ethiopia and Eritrea and the possibility of future armed conflicts between Ethiopia and Eritrea by rebel groups or otherwise which could affect or interfere with continued operations at Bisha.

Other risks the Company may face in operating in foreign jurisdictions include unforeseen government actions, acts of god, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls, export controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or other events.

All or any of these factors, limitations, or the perception thereof could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in the properties, or otherwise have an adverse impact on the Company’s valuation and stock price.

Governmental regulatory risks.  The Company’s mineral exploration, development and production activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, environmental protection and preservation, and other matters.  No assurance can be provided that the Company will be successful in its efforts to comply with all existing rules and regulations, that new rules and regulations will not be enacted, or that existing rules and regulations will not be modified in a manner that could limit or curtail production or development of the Company’s properties.  All such rules and regulations governing the operations and activities of the Company could have a material adverse effect on the Company’s business, financial condition and results of operations.

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Key executive risk.  The Company is to a large degree dependent on the services of key executives and senior personnel.  The loss of one or more of these persons or the Company’s inability to attract and retain executives and personnel with the qualifications necessary to successfully operate the business may adversely affect the Company’s business and future operations.  The Company competes with numerous other companies for the recruitment and retention of qualified executives and employees and thus there is a risk that from time to time one or more key executives or personnel move to a competitor.

Expatriate and nationals’ skills risk.  The Company’s operations in Eritrea and exploration and development programs in Serbia and elsewhere rely on attracting and retaining expatriate and nationals with mining experience to staff key operations and administration management positions.  The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to the intense international competition for such individuals, may adversely affect its business, future operations and financial condition.

Competition risks.  The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than it.  There is intense competition in the mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties.  Many competitors not only explore for minerals, but conduct refining and marketing operations on a global basis.  Such current and future competition may frustrate the Company’s ability to acquire desired properties.    The Company is also subject to risks associated with a hostile takeover of the common shares of the Company or other unsolicited attempts to acquire control of the Company.

Litigation risk.  The Company is subject to litigation risks.  The mining industry is subject to legal risks and claims.  Such legal claims can relate to various matters including, without limitations, mining laws, environmental laws, labour laws and anti-corruption and anti-bribery laws in the jurisdictions in which the Company operates. Defense and settlement costs associated with legal claims can be substantial, even with respect to claims that are frivolous or have no merit.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company is or may become subject could have a material adverse impact on its financial performance, cash flow and results of operations, described under the heading “Legal Proceedings”.

Share price risk.  The market price of a publicly traded stock is affected by many variables not directly related to the success of the Company, including the market for all resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the common shares of the Company on the exchanges on which the common shares are listed suggests that the share price will be volatile.  In the previous eight quarters, between January 1, 2015 and December 31, 2016 the Company’s shares traded in a range between CAD$3.27 and $5.35.

Dividend policy risks.  The Company has established a dividend policy that has considered the long-term sustainability of cash flows and will be reviewed on a periodic basis and assessed in relation to the historical and anticipated growth of the Company’s operating cash flows. The Company began paying dividends in July 2011.  The Company has increased its annual dividend every year since that time.  During 2016 the Company paid quarterly dividends of $0.04 per share.  Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, future capital requirements, financial condition, comparability of the dividend yield to peer mining companies and current and anticipated demands on the Company’s cash levels.  There can be no assurance that the Company will continue to pay dividends at the current rate or at all.

Conflicts of interest.  Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

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Financial Risk Factors

Commodity price risk.  Revenue and profitability of the Company’s operations will be dependent upon the market price of mineral and materials commodities.  Prices of metals are key performance drivers for the Company and fluctuations in the prices of these commodities can have a significant impact on the Company’s operations and financial performance.  The Company does not enter into any commodity hedging and accordingly is fully exposed to price risk.  The price of copper, zinc, gold, and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations (specifically, the US dollar and Serbian dinar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for copper, zinc, gold and other metals are affected by various factors, including political events, economic conditions, competition, production costs, and governmental policies.  If the market price of copper, zinc, gold or silver falls significantly from its current level, the production and ongoing mine development at Bisha or any other project of the Company may be rendered uneconomic and the production or development at Bisha or any other project may be suspended or delayed.  In addition, if the market price of copper, zinc, gold or silver were to decrease significantly and remain at lower levels for a significant period of time, profitability of the Company and cash flow would be negatively affected.

Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Company’s Mineral Reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until such time as the reassessment can be completed.

The Bisha Mine’s power generation plant and mobile equipment fleet are fueled by diesel petroleum.  As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on its operating costs and adversely affect profitability. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions and applicable governmental policies.

Funding risks.  The exploration, development, operations, acquisitions or other activities may require substantial additional debt and equity capital financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, operations, acquisitions or other activities of the Company including a loss of property interest.  Historically, the Company has financed its activities through the sale of equity capital and through cash flow from operations.  The sale of metals from Bisha currently provides and is expected to continue to provide revenue from operations but will not be sufficient to fund all of its future financial needs for the operations and to fund exploration and development of the Timok Project and other projects.  The Company will require additional financial resources for operations and for further exploration and development of its projects and will be dependent upon the Company’s ability to obtain financing through debt or equity financing or other means. Factors which may impact cash flows include changes in metal prices, taxes, operating costs, marketability of metals from operations, capital expenditures or other unexpected occurrences such as unanticipated costs, delays, downtimes, slowdown or stoppage of operations.  Failure to obtain sufficient financing to continue operations or to fund ongoing exploration and development of the Company’s projects when such needs arise may adversely affect the Company’s business and financial position. When the Company requires additional funding for exploration, development, operations, acquisitions or other activities, there is no assurance that sources of financing will be available on acceptable terms or at all.

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Insurance risks.  Although the Company believes it maintains adequate insurance coverage to protect against certain risks at levels it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Nevsun may also be unable to maintain insurance to cover these risks at economically feasible premiums. In addition, insurance coverage may not continue to be available in the future or may not be adequate to cover any resulting liability.

Write-downs and impairments risk.  Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment.

The Company reviews and evaluates its mining interests for impairment at each reporting period or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which evidences greater risk levels due to changes in the global economic conditions that exist currently.  An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.  There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources.  Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

The assumptions used in the valuation of long-term stockpiles and work-in-process inventories by the Company include estimates of metals contained in the ore stockpiles, crushed ore piles, processing plant circuits, and an assumption of the metal prices expected to be realized when the copper, zinc, gold and silver are recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its long-term stockpiles or work-in-process inventories, which would reduce the Company’s earnings and working capital.

Derivatives risk.  In the future the Company may use certain derivatives products to manage the risks associated with changes in metal prices, interest rates, foreign currency exchange rates and fuel prices.  The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of default on amounts owed to the Company by financial counterparties; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Counterparty risks.  The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and cash equivalents; and (ii) amounts owing to the Company by copper and zinc concentrate customers.  As a result, the Company may become exposed to credit-related losses in the event of non-performance by such counterparties.

Currency risks.  At present all of the Company’s operations other than head office corporate functions are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.  The United States dollar (“USD”) is the Company’s functional currency, exposing the Company to risk on any fluctuations of the USD with other currencies to which the Company is exposed, which are primarily the Canadian dollar, Serbian dinar (“RSD”), South African rand (“ZAR”), the Eritrea Nakfa (“ERN”), and the Euro.  While only a small portion of the Bisha Mine’s operating expenses are denominated in ERN, a re-valuation or de-pegging of this currency to the USD could expose the Company to additional currency risk. It is anticipated that significant future development costs will be incurred in Serbian dinars. Fluctuations in currency exchange rates could significantly affect the Company’s business, financial condition, results of operations and liquidity.

Information technology security risk.  Nevsun maintains information technology infrastructure, applications and communications networks to support its business activities.  These systems could be subject to security breaches resulting in theft, disclosure or corruption of information, including information relating to acquisitions and divestments, strategic decision-making, investment market communications or commercially sensitive information relating to major contracts. Security breaches could also result in misappropriation of funds or disruptions to business operations.

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Operation Risk Factors

Mineral Reserve and Mineral Resource estimate risk.  The tabulated data for Mineral Reserves and Mineral Resources presented in figures in this document and contained in the Company’s continuous disclosure documents filed on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml) are estimates generated by Qualified Persons, and no assurance can be given that the anticipated tonnages and grades will be achieved or, in the case of reserves, that the indicated level of metallurgical recovery will be realized.  Actual Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades or ore mineralogies, may cause a mining operation to be unprofitable in any particular accounting period. Furthermore, Mineral Reserve and Mineral Resource estimates on the Bisha Property do not take into account recent drilling and other work. This additional drilling and work may result in a material change to the estimated mineral resources and reserves.

There are numerous uncertainties inherent in estimating quantities of Mineral Resources and Mineral Reserves, including many factors that are beyond the Company’s control.  The estimates prepared by the Company are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization and mineralogy of the area and material to be mined, the projected cost of mining including costs of fuel and other critical operating consumables, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results or any assumptions in the historical resource estimates that turn out to be incorrect, incomplete or flawed in any respect or the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, could result in material downward or upward revision of current estimates.

Exploration, development and operating risks.  Mining operations generally involve a high degree of risk. Each of the Company’s operating mine in Eritrea and its Timok Project in Serbia is subject to all the hazards and risks normally associated with mineral production, including damage to or destruction of plant and equipment, unexpected geologic formations, pit collapse, injury or life endangerment, environmental damage, fire, equipment failure or structural failures, such as retaining walls or tailings dams and other equipment, potentially resulting in personal injury, property damage, environmental pollution and consequent liability.  The Company may at times experience some difficulty in managing the sulphide rich reactive ground[1] which may affect blasting and continuous ore supply at its operating mine in Eritrea and give rise to unplanned detonations resulting from reactive ground, or a failure of drilling, processing and mining equipment or unanticipated costs and downtimes due to optimizing the zinc and copper flotation plants and its operating facilities.   These costs, downturns and other risks can have a material adverse effect on the Company’s operating costs and results of operations and financial position.

[1] Reactive ground is a term to describe ground in which an exothermic chemical reaction between sulphides (in this case pyrite, which is an iron sulphide) contained in rock at Bisha and the ammonium nitrate contained in explosives may take place.

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The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate entirely. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. There is no certainty that expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or future development.  Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), the particular attributes of the deposit such as size, grade and metallurgy, expected recovery rates of metals from the ore, proximity to infrastructure and labour, the cost of water and power, anticipated climatic conditions, cyclical metal prices, fluctuations in inflation and currency exchange rates, higher input commodity and labour costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

Major expenses may be required to locate and establish additional mineral reserves.  It is impossible to ensure that the exploration or development programs planned by Nevsun will result in additional profitable commercial mining operations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Nevsun not receiving an adequate return on invested capital.  In this regard the Company relies to a significant degree on the analysis performed by its Qualified Persons to estimate resources and reserves, and such estimates may be subject to material risks and uncertainties.

Production risk.  No assurances can be given that future mineral production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans. These estimates and plans are subject to change, including changes based on actual mining results at various phases of the mining operations. The estimated mining results from the Timok Property are based on the Updated Timok PEA which is a preliminary economic assessment. The Company expects to have a pre-feasibility study on the Timok Property completed at the end of March 2017 and the results from such study might differ materially from the results in this AIF. The Company cannot give any assurance that it will achieve its production estimates. The Company may not be able to effectively manage potential deleterious elements contained within the ore to ensure continued salability of concentrates produced at projected costs. The Company may not be able to effectively manage the combination of oxidation of ore stocks coupled with in pit water inflow that may adversely affect flotation and quality of concentrates produced. There is a further risk that the potential reactive nature of the ore and waste with high pyrite (sulphides) content and its reactivity with ammonium nitrate contained in explosives will have a negative impact on ore and waste blasting efficiencies and result in increased costs.  An additional risk includes the true understanding of the full extent and mineralogical properties including metalions in solution of the transition zone between the supergene and primary ore bodies and within the ore body itself and the subsequent potential disruptive impact on processing this zone, even if campaigned in discrete periods, on the quality and future salability of the concentrates produced. Any process plant adjustments or modifications to further optimize and improve operating efficiencies could result in significant capital expenditures and have an impact on process plant productivity or result in a temporary shutdown to rectify the issues.  Failure to effectively manage these and other matters and to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical or mineralogical characteristics) and estimated rates and costs of production, and include assumptions derived by geological block models developed by the Qualified Person(s) in consultation with Company personnel.  Actual production may vary from such estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including but not limited to:

  greater mining dilution than expected affecting geological grades and material movement;
  accidents;
  mobile and fixed plant equipment failures;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  unforeseen geotechnical structures and faults leading to pit wall failures and production delays;
  adverse chemical nature and potential acidity and amount of in-pit water;
  unexpected or higher than anticipated occurrence of deleterious elements in the ore such as arsenic, selenium,  tellurium, graphite, marcasite, or secondary copper ions impacting subsequent concentrate quality;
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  higher than expected oxidation of in-pit ore stocks adversely impacting flotation characteristics and subsequent concentrate quality;
  unexpected mineralogical properties of the supergene to primary transition zone and within the primary ore body itself and impact on concentrate quality;
  encountering unusual or unexpected mineralogy conditions including reactive sulphide rock with ammonia nitrate based explosives adversely affecting blasting procedures and productivity;
  changes in power costs and potential power shortages;
  shortages of principal supplies (fixed components, parts and consumables) needed for operations;
  strikes and other actions by labour;
  unanticipated costs, delays or downtime due to maintenance or further required optimization of the process plant and operation facilities; and
  existing and new regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production or impacting quality and salability of metal concentrates, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities.  These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable in the future. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated.

Need for additional Mineral Reserves risk. Given that mines have limited lives based on Proven and Probable Mineral Reserves, the Company must continually review, replace and expand the reserves at its mines.  The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR and EDGAR are subject to continual adjustment. The Company’s ability to maintain or increase its annual production of gold, copper, zinc and other commodities will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Permitting risk.  The Company’s operations and future exploration and development activities are subject to receiving and maintaining permits from appropriate governmental authorities and the granting of new exploration and other licenses and permits.  There is no assurance that delays will not occur in connection with obtaining all necessary renewals of existing permits for current operations, future development of its projects or exploration tenements, or for additional permits for any possible future changes to development, operations or applications for new exploration tenements, or additional permits associated with regulations and legislation or that such renewals or additional permits will be granted. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will obtain or continue to hold all permits necessary to develop or continue operating at any particular property site.  Any failure to obtain or maintain the requisite permits could have a material adverse effect on the Company and its future production levels.

Environmental risk.  Production at the Company’s mine involves the use of toxic materials. Should toxic materials leak or otherwise be discharged from the containment system then the Company may become subject to liability for cleanup work that may not be insured against. While the Company intends to prevent discharges of pollutants into the ground water and the environment, it may be unsuccessful in such efforts and as a result may become subject to liability for hazards that it may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Company’s operations and exploration and development activities are subject to environmental regulations promulgated by the government of Eritrea, Serbia and in other jurisdictions that it carries on these activities. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are becoming more stringent over time. Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations and its ability to conduct its exploration and development activities. The Company devotes significant time and resources toward meeting its goal of complete compliance with all environmental regulations in the countries in which the Company has operations and exploration and development activities and seeks to comply with prudent international standards.

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Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that may have been caused before the Company received title to the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations or exploration and development activities to cease or be substantially curtailed, and may include corrective measures requiring significant capital expenditures, installation of additional equipment, or remedial actions. In addition, parties that engage in mining operations or exploration and development activities, including the Company, may be required to compensate those suffering loss or damage by reason of the such activities and may face civil or criminal fines or penalties for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Labour risk.  The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to its ability to source skilled labour in country and the potential for a labour disruption that impacts the Company's mining activities or changes to laws. The Company endeavours to maintain good relations with its contractors and workforce in order to minimize the possibility of strikes, lockouts and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in legislation or labour relations that may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in those jurisdictions where the Company operates and may have a material adverse effect on the Company’s business results of operations and financial conditions.

Risks related to the construction, plant expansion, and optimization of current process plant, start-up of new mining operations or other development and mining phases.  The success of construction projects, plant expansions and their optimization or other development and mining phases, is subject to a number of factors including the availability and performance of qualified engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with any construction of facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction and development, plant expansions, start-up of new mines, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy and metallurgy of a deposit and the consequent accurate understanding of doré or concentrate production, the successful completion and operation of conveyors to move ore and other operational elements. Any delay or deterioration in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction, expansion or transition activities or start-up of new mines, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of facilities or other operational elements could delay or prevent the successful transition to primary production at Bisha as planned, or the start-up of new mines. There can be no assurance that current or future construction or development projects or plant expansions as planned or the start-up of new mining operations by the Company will be successful.

Infrastructure risk.  Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Disruption or curtailment of access to or maintenance of such infrastructure or supplies whether it is due to inclement weather, wear and tear, or other reasons, could have an adverse material impact on the Company’s ability to service and operate its mines due to higher costs or business interruption. Unusual or infrequent weather phenomena, sabotage, terrorist activities, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and development activities, financial condition and results of operations.

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Transportation risk.  Delivery to the mine operation of required operating consumables and fuel as well as delivery to the various smelters of mine-produced concentrates is most often subject to third party contractors, be it land transport in country or sea freight to and from the ocean port.  To a large extent there are many factors outside the control of the Company, which can adversely affect the delivery of these key commodities and consumables, or the export of these metal concentrates ranging from elevated transport costs to significant delays or temporary stoppage in product movement. The Company may be unable to achieve efficient transportation logistics when seeking to move mineral products from the mine site to port.  There remains a risk that the contractor will not be able to transport the required volume of concentrate due to various factors such as an inadequate number of trucks, poor maintenance of those trucks, or an inadequate number of trained drivers available to operate the trucks.  In addition, there may be difficulties in chartering marine bulk carriers in a timely manner to transport concentrate to overseas customers.  There is also an ever-present risk of piracy with respect to marine transport in and around the Gulf of Aden and the risk that the port of Massawa could become inaccessible in the event of piracy, military conflict or political unrest.  Any interruption in the delivery chain from mine site to customers could both halt mine process plant production due to limited storage capacity for concentrates (as well as risks associated with build-up of concentrate stocks exposed to the elements) leading to business interruption losses which could also breach the terms and conditions of certain offtake agreements that may specify delivery of required quantities of concentrate over pre-established time periods. These factors could have a material impact on the Company’s results of operations and financial condition.

Land title risk.  The acquisition of clear title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed.  Although the Company believes that it has taken reasonable measures to ensure receipt of proper title to its properties, there is no guarantee that title to any one or more of its properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties while such title defects or claims are addressed.

Other Risks and Uncertainties.  The Company is subject to a number of other risks and uncertainties that could adversely affect the Company’s business, financial condition and operating results and its beliefs, plans and expectations about the future including, without limitation, risks that: (i) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (ii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (iii) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or continued supply required to effectively operate power generators for the plant or otherwise, the short supply or high cost of fuel and energy; (iv) fluctuating trends in the supply and cost of parts or fuel can make planning our business more difficult; or (v) unexpected costs or repairs to the plant; (vi) metallurgical challenges from the variable ore materials being processed to produce concentrate or other known and unknown risks and uncertainties and other factors that may cause the actual results or events to differ materially from those anticipated by the Company;

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